FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

extra
ASSAÍ
ATACADISTA
éxito

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Ernst &Young Auditores Independentes

GPA

For the power of choice

multivarejo ASSAÍ ATACADISTA grupo éxito

minuto
PãodeAçúcar
PãodeAçúcar
COMPRE BEM

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ITR – Interim Financial Information – June 30,2020 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

A free translation from Portuguese into English of Independent Auditor’s Report on Review of Quarterly Financial Information

Independent auditor’s review report on quarterly information

To the Shareholders, Directors and Officers

Companhia Brasileira de Distribuição

São Paulo – SP – Brazil

Introduction

We have reviewed the accompanying individual and consolidated interim financial information, contained in the Quarterly Information Form (ITR) of Companhia Brasileira de Distribuição for the quarter ended June 30, 2020, comprising the statement of financial position as of June 30, 2020 and the related statements of profit or loss and comprehensive income for three and six-month periods then ended, and of changes in equity and of cash flows for the six-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with Accounting Pronouncement NBC TG 21 - Interim Financial Reporting and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above are not prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of Quarterly Information Form (ITR), and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

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Emphasis of matter

Restatement of corresponding figures

As mentioned in Note 4.1, due to the adoption of the accounting pronouncement NBC TG 06 and IFRS 16 – Leases, the corresponding individual and consolidated figures related to the interim financial information comprising the statements of profit or loss for three and six-month periods ended June 30, 2019 and cash flows for the six-month period ended June 30, 2019, presented for comparison purposes, were adjusted and restated as required by NBC TG 23 - Accounting Policies, Changes in Accounting Estimates and Error Correction. Our conclusion is not modified in respect of this matter.

Other matters

Statements of value added

The abovementioned quarterly information include the individual and consolidated statements of value added (SVA) for the six-month period ended June 30, 2020, prepared under the Company’s Management responsibility and presented as supplementary information by IAS 34. These statements have been subject to review procedures performed together with the review of the quarterly information with the objective to conclude whether they are reconciled to the interim financial information and the accounting records, as applicable, and if its format and content are in accordance with the criteria set forth by NBC TG 09 – Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the overall individual and consolidated interim financial information.

São Paulo, July 29, 2020.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP034519/O-6

Antonio Humberto Barros dos Santos

Accountant CRC-1SP161745/O-3

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ITR – Interim Financial Information – June 30,2020 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Company Information
Capital Composition	5
Individual Interim Financial Information
Balance Sheet – Assets	6
Balance Sheet – Liabilities	7
Statement of Operations	8
Statement of Comprehensive Income	9
Statement of Cash Flows	10
Statement of Changes in Shareholders’ Equity
1/1/2020 to 6/30/2020	11
1/1/2019 to 6/30/2019	12
Statement of Value Added	13
Consolidated Interim Financial Information
Balance Sheet – Assets	14
Balance Sheet – Liabilities	15
Statement of Operations	16
Statement of Comprehensive Income	17
Statement of Cash Flows	18
Statement of Changes in Shareholders’ Equity
1/1/2020 to 6/30/2020	20
1/1/2019 to 6/30/2019	21
Statement of Value Added	22
Comments on the Company`s Performance	23
Notes to the Interim Financial Information	47

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ITR – Interim Financial Information – June 30,2020 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Number of Shares (thousand)	Current Quarter 6/30/2020
Share Capital
Common	268,049
Preferred	0
Total	268,049
Treasury Shares
Common	239
Preferred	0
Total	239

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ITR – Interim Financial Information – June 30,2020 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Balance Sheet - Assets

R$ (in thousands)
Code	Description	Current Quarter 06/30/2020	Previous Year 12/31/2019
1	Total Assets	32,578,000	29,660,000
1.01	Current Assets	8,410,000	7,491,000
1.01.01	Cash and Cash Equivalents	3,056,000	2,863,000
1.01.03	Accounts Receivable	454,000	424,000
1.01.03.01	Trade Receivables	328,000	256,000
1.01.03.02	Other Receivables	126,000	168,000
1.01.04	Inventories	3,406,000	3,358,000
1.01.06	Recoverable Taxes	514,000	516,000
1.01.08	Other Current Assets	980,000	330,000
1.01.08.01	Assets Held for Sale	448,000	171,000
1.01.08.03	Other	532,000	159,000
1.01.08.03.01	Financial Instruments - Derivatives	334,000	45,000
1.01.08.03.02	Others assets	198,000	114,000
1.02	Noncurrent Assets	24,168,000	22,169,000
1.02.01	Long-term Assets	3,710,000	3,158,000
1.02.01.04	Accounts Receivable	495,000	157,000
1.02.01.04.01	Trade receivables, net	15,000	1,000
1.02.01.04.02	Other accounts receivable	480,000	156,000
1.02.01.07	Deferred Taxes	280,000	285,000
1.02.01.09	Receivables from related parties	544,000	248,000
1.02.01.10	Other Noncurrent Assets	2,391,000	2,468,000
1.02.01.10.04	Recoverable Taxes	1,707,000	1,735,000
1.02.01.10.05	Restricted deposits for legal proceedings	592,000	639,000
1.02.01.10.06	Financial Instruments - Fair Value Hegde	2,000	2,000
1.02.01.10.07	Other Noncurrent Assets	90,000	92,000
1.02.02	Investments	9,663,000	7,750,000
1.02.02.01	Investments in Associates	9,663,000	7,750,000
1.02.02.01.02	Investments in Subsidiaries	9,663,000	7,750,000
1.02.03	Property and Equipment, Net	8,849,000	9,352,000
1.02.03.01	Property and Equipment in Use	5,231,000	5,774,000
1.02.03.02	Leased Properties	3,618,000	3,578,000
1.02.04	Intangible Assets, net	1,946,000	1,909,000
1.02.04.01	Intangible Assets	1,946,000	1,909,000
1.02.04.01.02	Intangible Assets	1,362,000	1,296,000
1.02.04.01.03	Intangible Right-of-use	584,000	613,000

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Individual Interim Financial Information / Balance Sheet - Liabilities

R$ (in thousands)
Code	Description	Current Quarter 06/30/2020	Previous Year 12/31/2019
2	Total Liabilities	32,578,000	29,660,000
2.01	Current Liabilities	8,341,000	9,218,000
2.01.01	Payroll and Related Taxes	500,000	392,000
2.01.02	Trade payables, net	4,220,000	5,022,000
2.01.03	Taxes and Contributions Payable	243,000	203,000
2.01.04	Borrowings and Financing	2,064,000	2,016,000
2.01.05	Other Liabilities	1,314,000	1,585,000
2.01.05.01	Payables to Related Parties	205,000	234,000
2.01.05.02	Other	1,109,000	1,351,000
2.01.05.02.01	Dividends and interest on own capital	1,000	156,000
2.01.05.02.07	Pass-through to Third Parties	19,000	10,000
2.01.05.02.08	Financing Related to Acquisition of Assets	49,000	127,000
2.01.05.02.09	Deferred Revenue	40,000	60,000
2.01.05.02.12	Other noncurrent liabilities	482,000	465,000
2.01.05.02.17	Lease Liability	518,000	533,000
2.02	Noncurrent Liabilities	11,671,000	9,502,000
2.02.01	Borrowings and Financing	5,313,000	3,356,000
2.02.02	Other Liabilities	5,406,000	5,182,000
2.02.02.02	Others	5,406,000	5,182,000
2.02.02.02.03	Taxes payable in installments	339,000	376,000
2.02.02.02.07	Other noncurrent liabilities	29,000	33,000
2.02.02.02.08	Provision for Losses on Investments in Associates	568,000	385,000
2.02.02.02.09	Lease Liability	4,470,000	4,388,000
2.02.04	Provisions	932,000	940,000
2.02.06	Deferred Revenue	20,000	24,000
2.03	Shareholders’ Equity	12,566,000	10,940,000
2.03.01	Share Capital	6,859,000	6,857,000
2.03.02	Capital Reserves	465,000	447,000
2.03.02.04	Stock Option	458,000	440,000
2.03.02.07	Capital Reserve	7,000	7,000
2.03.04	Earnings Reserve	3,640,000	3,529,000
2.03.04.01	Legal Reserve	556,000	556,000
2.03.04.05	Earnings Retention Reserve	230,000	230,000
2.03.04.07	Tax Incentive Reserve	58,000	58,000
2.03.04.10	Expansion Reserve	2,916,000	2,916,000
2.03.04.12	Transactions with non-controlling interests	30,000	-81,000
2.03.04.14	Settlement of Equity Instrument	-150,000	-150,000
2.03.05	Retained Earnings/ Accumulated Losses	199,000	0
2.03.08	Other comprehensive income	1,403,000	107,000

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ITR – Interim Financial Information – June 30,2020 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Operations

R$ (in thousands)
Code	Description	Current Quarter 04/01/2020 to 06/30/2020	Year to date current period 01/01/2020 to 06/30/2020	Previous Quarter 04/01/2019 to 06/30/2019	Year to date previous period 01/01/2019 to 06/30/2019
3.01	Net operating revenue	7,023,000	13,526,000	6,389,000	12,625,000
3.02	Cost of sales	-5,196,000	-10,046,000	-4,698,000	-9,128,000
3.03	Gross Profit	1,827,000	3,480,000	1,691,000	3,497,000
3.04	Operating Income/Expenses	-1,291,000	-2,895,000	-1,442,000	-2,888,000
3.04.01	Selling Expenses	-1,130,000	-2,209,000	-1,151,000	-2,290,000
3.04.02	General and administrative expenses	-190,000	-340,000	-180,000	-365,000
3.04.05	Other Operating Expenses	-148,000	-567,000	-290,000	-569,000
3.04.05.01	Depreciation and Amortization	-253,000	-507,000	-234,000	-463,000
3.04.05.03	Other operating expenses, net	105,000	-60,000	-56,000	-106,000
3.04.06	Share of Profit of associates	177,000	221,000	179,000	336,000
3.05	Profit from operations before net financial expenses	536,000	585,000	249,000	609,000
3.06	Net Financial expenses	-225,000	-452,000	-263,000	-513,000
3.07	Income (loss) before income tax and social contribution	311,000	133,000	-14,000	96,000
3.08	Income tax and social contribution	-37,000	17,000	53,000	108,000
3.08.01	Current	20,000	21,000	163,000	155,000
3.08.02	Deferred	-57,000	-4,000	-110,000	-47,000
3.09	Net Income from continued operations	274,000	150,000	39,000	204,000
3.10	Net Income (loss) from discontinued operations	60,000	54,000	379,000	340,000
3.10.01	Net Income (loss) from Discontinued Operations	60,000	54,000	379,000	340,000
3.11	Net Income for the period	334,000	204,000	418,000	544,000
3.99.01	Basic Earnings per Share	0	0	0	0
3.99.01.01	ON	1.24723	0.74311	1.56773	2.04031
3.99.02	Diluted Earnings per Share	0	0	0	0
3.99.02.02	ON	1.24488	0.74171	1.56553	2.03752

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Individual Interim Financial Information / Statement of Comprehensive Income

R$ (in thousands)
Code	Description	Current Quarter 04/01/2020 to 06/30/2020	Year to date current period 01/01/2020 to 06/30/2020	Previous Quarter 04/01/2019 to 06/30/2019	Year to date previous period 01/01/2019 to 06/30/2019
4.01	Net income for the Period	334,000	204,000	418,000	544,000
4.02	Other Comprehensive Income	919,000	1,293,000	11,000	4,000
4.02.02	Foreign Currency Translation	920,000	1,299,000	4,000	5,000
4.02.04	Fair Value of Trade Receivables	0	0	10,000	-7,000
4.02.05	Cash Flow Hedge	-2,000	-6,000	0	0
4.02.06	Income Tax Related to Other Comprehensive Income	1,000	0	-3,000	6,000
4.02.08	Other Comprehensive Income	0	0	0	0
4.03	Total Comprehensive Income for the Period	1,253,000	1,497,000	429,000	548,000

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Individual Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in thousands)
Code	Description	Year to date current period 01/01/2020 to 06/30/2020	Year to date previous period 01/01/2019 to 06/30/2019
6.01	Net Cash Operating Activities	-579,000	-1,249,000
6.01.01	Cash Provided by the Operations	642,000	656,000
6.01.01.01	Net Income for the Period	204,000	544,000
6.01.01.02	Deferred Income Tax and Social Contribution (Note 20)	4,000	-9,000
6.01.01.03	Gain (Losses) on Disposal of Property and equipments	-218,000	68,000
6.01.01.04	Depreciation/Amortization	569,000	521,000
6.01.01.05	Interest and Inflation Adjustments	446,000	496,000
6.01.01.06	Adjustment to Present Value	-1,000	0
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates (Note 12)	-221,000	-336,000
6.01.01.08	Provision for Risks	36,000	-9,000
6.01.01.10	Share-based Payment	18,000	25,000
6.01.01.11	Allowance for Doubtful Accounts (Note 7.1)	19,000	11,000
6.01.01.13	Allowance for obsolescence and damages (Note 9.1)	4,000	-3,000
6.01.01.14	Other Operating Expenses	-158,000	39,000
6.01.01.15	Deferred Revenue	-38,000	-11,000
6.01.01.16	Loss or gain on lease liabilities	-22,000	-71,000
6.01.01.18	Gain in disposal of subsidiaries	0	-609,000
6.01.02	Changes in Assets and Liabilities	-1,221,000	-1,905,000
6.01.02.01	Accounts Receivable	-107,000	-8,000
6.01.02.02	Inventories	-52,000	240,000
6.01.02.03	Recoverable Taxes	30,000	-77,000
6.01.02.04	Other Assets	-54,000	-123,000
6.01.02.05	Related Parties	-376,000	-166,000
6.01.02.06	Restricted Deposits for Legal Proceeding	45,000	-42,000
6.01.02.07	Trade Payables	-804,000	-1,875,000
6.01.02.08	Payroll and Related Taxes	108,000	-36,000
6.01.02.09	Taxes and Social Contributions Payable	0	-1,000
6.01.02.10	Payments of provision for risk	-68,000	-39,000
6.01.02.11	Deferred Revenue	26,000	10,000
6.01.02.12	Other Payables	20,000	157,000
6.01.02.13	Income Tax and Social contribution,paid	0	-4,000
6.01.02.15	Received Dividends and Interest on own capital	11,000	59,000
6.02	Net Cash of Investing Activities	-156,000	2,043,000
6.02.02	Acquisition of Property and Equipment (Note 15.2)	-398,000	-421,000
6.02.03	Increase in Intangible Assets (Note 16.2)	-44,000	-60,000
6.02.04	Sales of Property and Equipment	286,000	13,000
6.02.08	Cash received from subsidiary sale	0	2,511,000
6.03	Net Cash of Financing Activities	928,000	301,000
6.03.01	Capital Increase	2,000	11,000
6.03.02	Proceeds from Borrowings and Financing (Note 17.2)	2,731,000	1,099,000
6.03.03	Payments of Borrowings and Financing (Note 17.2)	-1,165,000	-147,000
6.03.05	Payment of Dividends and Interest on own Capital	-156,000	-192,000
6.03.07	Acquisition of companies	0	-19,000
6.03.09	Payment of lease liability	-484,000	-451,000
6.05	Increase (Decrease) in Cash and Cash Equivalents	193,000	1,095,000
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	2,863,000	2,935,000
6.05.02	Cash and Cash Equivalents at the End of the Period	3,056,000	4,030,000

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Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2020 to 06/30/2020

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings /Accumulated Losses	Other comprehensive income	Shareholders' Equity
5.01	Opening balance	6,857,000	447,000	3,529,000	0	107,000	10,940,000
5.03	Adjusted opening balance	6,857,000	447,000	3,529,000	0	107,000	10,940,000
5.04	Capital Transactions with Shareholders	2,000	18,000	0	-2,000	0	18,000
5.04.01	Capital Increases	2,000	0	0	0	0	2,000
5.04.03	Share based expenses	0	15,000	0	0	0	15,000
5.04.08	Share based expenses of Subsidiaries	0	3,000	0	0	0	3,000
5.04.11	Others	0	0	0	-2,000	0	-2,000
5.05	Total Comprehensive Income	0	0	0	201,000	1,296,000	1,497,000
5.05.01	Net Income for the Period	0	0	0	204,000	0	204,000
5.05.02	Other Comprehensive Income	0	0	0	-3,000	1,296,000	1,293,000
5.05.02.04	Foreign currency translation	0	0	0	-3,000	1,302,000	1,299,000
5.05.02.08	Cash Flow Hedge	0	0	0	0	-6,000	-6,000
5.06	Internal Changes of Shareholders’ Equity	0	0	111,000	0	0	111,000
5.06.05	Transactions with Non-controlling Interests	0	0	111,000	0	0	111,000
5.07	Closing Balance	6,859,000	465,000	3,640,000	199,000	1,403,000	12,566,000

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Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2019 to 06/30/2019

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings /Accumulated Losses	Other comprehensive Income	Shareholders' Equity
5.01	Opening balance	6,825,000	413,000	3,062,000	0	-66,000	10,234,000
5.03	Adjusted opening balance	6,825,000	413,000	3,062,000	0	-66,000	10,234,000
5.04	Capital Transactions with Shareholders	11,000	25,000	-137,000	-42,000	18,000	-125,000
5.04.01	Capital Increases	11,000	0	0	0	0	11,000
5.04.03	Share based expenses	0	19,000	0	0	0	19,000
5.04.07	Interest on own Capital	0	0	-137,000	-37,000	0	-174,000
5.04.08	Share based expenses of Subsidiaries	0	6,000	0	0	0	6,000
5.04.09	Deconsolidation Via Varejo	0	0	0	-5,000	18,000	13,000
5.05	Total Comprehensive Income	0	0	0	544,000	4,000	548,000
5.05.01	Net Income for the Period	0	0	0	544,000	0	544,000
5.05.02	Other Comprehensive Income	0	0	0	0	4,000	4,000
5.05.02.04	Foreign currency translation	0	0	0	0	5,000	5,000
5.05.02.07	Fair value of trade receivables	0	0	0	0	-7,000	-7,000
5.05.02.09	Income taxes related to other comprehensive income	0	0	0	0	6,000	6,000
5.06	Internal Changes of Shareholders’ Equity	0	0	-5,000	0	0	-5,000
5.06.05	Transactions with Non-controlling Interests	0	0	-5,000	0	0	-5,000
5.07	Closing Balance	6,836,000	438,000	2,920,000	502,000	-44,000	10,652,000

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Individual Interim Financial Information / Statement of Value Added

R$ (in thousands)
Code	Description	Year to date current period 01/01/2020 to 06/30/2020	Year to date previous period 01/01/2019 to 06/30/2019
7.01	Revenues	15,179,000	14,264,000
7.01.01	Sales of Goods, Products and Services	14,813,000	13,690,000
7.01.02	Other Revenues	368,000	572,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	-2,000	2,000
7.02	Products Acquired from Third Parties	-11,495,000	-10,972,000
7.02.01	Costs of Products, Goods and Services Sold	-9,718,000	-9,463,000
7.02.02	Materials, Energy, Outsourced Services and Other	-1,777,000	-1,509,000
7.03	Gross Value Added	3,684,000	3,292,000
7.04	Retention	-569,000	-521,000
7.04.01	Depreciation and Amortization	-569,000	-521,000
7.05	Net Value Added Produced	3,115,000	2,771,000
7.06	Value Added Received in Transfer	406,000	742,000
7.06.01	Share of Profit of Subsidiaries and Associates	221,000	336,000
7.06.02	Financial Revenue	131,000	66,000
7.06.03	Other	54,000	340,000
7.07	Total Value Added to Distribute	3,521,000	3,513,000
7.08	Distribution of Value Added	3,521,000	3,513,000
7.08.01	Personnel	1,662,000	1,501,000
7.08.01.01	Direct Compensation	964,000	966,000
7.08.01.02	Benefits	326,000	290,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	107,000	97,000
7.08.01.04	Other	265,000	148,000
7.08.02	Taxes, Fees and Contributions	1,027,000	863,000
7.08.02.01	Federal	515,000	510,000
7.08.02.02	State	395,000	205,000
7.08.02.03	Municipal	117,000	148,000
7.08.03	Value Distributed to Providers of Capital	628,000	605,000
7.08.03.01	Interest	596,000	591,000
7.08.03.02	Rentals	32,000	14,000
7.08.04	Value Distributed to Shareholders	204,000	544,000
7.08.04.01	Interest on shareholders' equity	0	174,000
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	204,000	370,000

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Consolidated Interim Financial Information /Balance Sheet - Assets

R$ (in thousands)
Code	Description	Current Quarter 06/30/2020	Previous Year 12/31/2019
1	Total Assets	63,086,000	57,991,000
1.01	Current Assets	21,155,000	19,892,000
1.01.01	Cash and Cash Equivalents	7,736,000	7,954,000
1.01.03	Accounts Receivable	1,109,000	1,108,000
1.01.03.01	Trade Receivables	805,000	727,000
1.01.03.02	Other Receivables	304,000	381,000
1.01.04	Inventories	9,138,000	8,625,000
1.01.06	Recoverable Taxes	1,742,000	1,627,000
1.01.08	Other Current Assets	1,430,000	578,000
1.01.08.01	Assets Held for Sale	586,000	218,000
1.01.08.03	Other	844,000	360,000
1.01.08.03.01	Financial Instruments - Derivatives	446,000	73,000
1.01.08.03.02	Others assets	15,000	0
1.01.08.03.03	Others assets	383,000	287,000
1.02	Noncurrent Assets	41,931,000	38,099,000
1.02.01	Long-term Assets	4,651,000	4,338,000
1.02.01.04	Accounts Receivable	530,000	193,000
1.02.01.04.01	Trade receivables, net	16,000	1,000
1.02.01.04.02	Other accounts receivable	514,000	192,000
1.02.01.07	Deferred Taxes	362,000	354,000
1.02.01.09	Receivables from related parties	119,000	104,000
1.02.01.10	Other Noncurrent Assets	3,640,000	3,687,000
1.02.01.10.04	Recoverable Taxes	2,717,000	2,702,000
1.02.01.10.05	Restricted deposits for legal proceedings	732,000	795,000
1.02.01.10.06	Financial Instruments - Fair Value Hegde	14,000	13,000
1.02.01.10.07	Other Noncurrent Assets	177,000	177,000
1.02.02	Investments	4,272,000	3,612,000
1.02.02.01	Investments in Associates	848,000	749,000
1.02.02.02	Investment properties	3,424,000	2,863,000
1.02.03	Property and Equipment, Net	24,778,000	22,709,000
1.02.03.01	Property and Equipment in Use	16,049,000	15,638,000
1.02.03.02	Leased Properties	8,729,000	7,071,000
1.02.04	Intangible Assets, net	8,230,000	7,440,000
1.02.04.01	Intangible Assets	8,230,000	7,440,000
1.02.04.01.02	Intangible Assets	7,426,000	6,604,000
1.02.04.01.03	Intangible Right-of-use	804,000	836,000

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Consolidated Interim Financial Information / Balance Sheet - Liabilities

R$ (in thousands)
Code	Description	Current Quarter 06/30/2020	Previous Year 12/31/2019
2	Total Liabilities	63,086,000	57,991,000
2.01	Current Liabilities	21,594,000	23,135,000
2.01.01	Payroll and Related Taxes	1,174,000	980,000
2.01.02	Trade payables, net	12,211,000	14,887,000
2.01.03	Taxes and Contributions Payable	898,000	531,000
2.01.04	Borrowings and Financing	4,328,000	3,488,000
2.01.05	Other Liabilities	2,983,000	3,249,000
2.01.05.01	Payables to Related Parties	200,000	215,000
2.01.05.02	Other	2,783,000	3,034,000
2.01.05.02.01	Dividends and interest on own capital	11,000	168,000
2.01.05.02.07	Pass-through to Third Parties	121,000	164,000
2.01.05.02.08	Financing Related to Acquisition of Assets	101,000	231,000
2.01.05.02.09	Deferred Revenue	368,000	365,000
2.01.05.02.11	Acquisition of Companies	565,000	466,000
2.01.05.02.12	Other current liabilities	674,000	703,000
2.01.05.02.17	Lease liability	943,000	937,000
2.02	Noncurrent Liabilities	25,872,000	21,345,000
2.02.01	Borrowings and Financing	13,314,000	10,706,000
2.02.02	Other Liabilities	10,556,000	8,560,000
2.02.02.02	Others	10,556,000	8,560,000
2.02.02.02.03	Taxes payable in installments	340,000	376,000
2.02.02.02.07	Other noncurrent liabilities	73,000	68,000
2.02.02.02.08	Provision for Losses on Investments in Associates	568,000	386,000
2.02.02.02.09	Lease Liability	9,575,000	7,730,000
2.02.03	Deferred taxes	671,000	748,000
2.02.04	Provisions	1,310,000	1,305,000
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	1,310,000	1,305,000
2.02.06	Deferred Revenue	21,000	26,000
2.03	Shareholders’ Equity	15,620,000	13,511,000
2.03.01	Share Capital	6,859,000	6,857,000
2.03.02	Capital Reserves	465,000	447,000
2.03.02.04	Stock Option	458,000	440,000
2.03.02.07	Capital Reserve	7,000	7,000
2.03.04	Earnings Reserve	3,640,000	3,529,000
2.03.04.01	Legal Reserve	556,000	556,000
2.03.04.05	Earnings Retention Reserve	230,000	230,000
2.03.04.07	Tax Incentive Reserve	58,000	58,000
2.03.04.10	Expansion Reserve	2,916,000	2,916,000
2.03.04.12	Transactions with non-controlling interests	30,000	-81,000
2.03.04.14	Settlement of Equity Instrument	-150,000	-150,000
2.03.05	Retained Earnings/ Accumulated Losses	199,000	0
2.03.08	Other comprehensive income	1,403,000	107,000
2.03.09	Non-Controlling interests	3,054,000	2,571,000

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Consolidated Interim Financial Information / Statement of Operations

R$ (in thousands)
Code	Description	Current Quarter 04/01/2020 to 06/30/2020	Year to date current period 01/01/2020 to 06/30/2020	Previous Quarter 04/01/2019 to 06/30/2019	Year to date previous period 01/01/2019 to 06/30/2019
3.01	Net operating revenue	20,766,000	40,448,000	13,081,000	25,790,000
3.02	Cost of sales	-16,255,000	-31,781,000	-10,260,000	-20,172,000
3.03	Gross Profit	4,511,000	8,667,000	2,821,000	5,618,000
3.04	Operating Income/Expenses	-3,595,000	-7,437,000	-2,396,000	-4,740,000
3.04.01	Selling Expenses	-2,526,000	-4,985,000	-1,728,000	-3,411,000
3.04.02	General and administrative expenses	-508,000	-1,009,000	-255,000	-524,000
3.04.05	Other Operating Expenses	-591,000	-1,407,000	-404,000	-778,000
3.04.05.01	Depreciation and Amortization	-556,000	-1,099,000	-331,000	-656,000
3.04.05.03	Other operating expenses, net	-35,000	-308,000	-73,000	-122,000
3.04.06	Share of Profit of associates	30,000	-36,000	-9,000	-27,000
3.05	Profit from operations before net financial expenses	916,000	1,230,000	425,000	878,000
3.06	Net Financial expenses	-473,000	-899,000	-299,000	-601,000
3.07	Income (loss) before income tax and social contribution	443,000	331,000	126,000	277,000
3.08	Income tax and social contribution	-121,000	-112,000	-62,000	-77,000
3.08.01	Current	-197,000	-290,000	31,000	-78,000
3.08.02	Deferred	76,000	178,000	-93,000	1,000
3.09	Net Income from continued operations	322,000	219,000	64,000	200,000
3.10	Net Income (loss) from discontinued operations	60,000	54,000	322,000	376,000
3.10.01	Net Income (loss) from Discontinued Operations	60,000	54,000	322,000	376,000
3.11	Net Income for the period	382,000	273,000	386,000	576,000
3.11.01	Attributable to Controlling Shareholders - continued operations	334,000	204,000	418,000	544,000
3.11.02	Attributable to Non-controlling Shareholders	48,000	69,000	-32,000	32,000
3.99.01	Basic Earnings per Share	-	-	-	-
3.99.01.01	ON	1.24723	0.74311	1.56773	2.04031
3.99.02	Diluted Earnings per Share	-	-	-	-
3.99.02.01	ON	1.24488	0.74171	1.56553	2.03752

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Consolidated Interim Financial Information / Statement of Comprehensive Income

R$ (in thousands)
Code	Description	Current Quarter 04/01/2020 to 06/30/2020	Year to date current period 01/01/2020 to 06/30/2020	Previous Quarter 04/01/2019 to 06/30/2019	Year to date previous period 01/01/2019 to 06/30/2019
4.01	Net income for the Period	382.000	273,000	386,000	576,000
4.02	Other Comprehensive Income	1.274.000	1,773,000	11,000	4,000
4.02.02	Foreign Currency Translation	1.271.000	1,778,000	4,000	5,000
4.02.04	Fair Value of Trade Receivables	0	0	10,000	-17,000
4.02.05	Cash Flow Hedge	0	-5,000	0	0
4.02.06	Income Tax Related to Other Comprehensive Income	1.000	0	-3,000	16,000
4.02.07	Income taxes on Cash Flow Hedge	2.000	0	0	0
4.02.08	Other Comprehensive Income	2.000	0	0	0
4.03	Total Comprehensive Income for the Period	1.656.000	2,046,000	397,000	580,000
4.03.01	Attributable to Controlling Shareholders	1.255.000	1,497,000	429,000	548,000
4.03.02	Attributable to Non-Controlling Shareholders	401.000	549,000	-32,000	32,000

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Consolidated Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in thousands)

Code	Description	Year to date current period 01/01/2020 to 06/30/2020	Year to date previous period 01/01/2019 to 06/30/2019
6.01	Net Cash Operating Activities	-1,444,000	-3,948,000
6.01.01	Cash Provided by the Operations	1,471,000	1,901,000
6.01.01.01	Net Income for the Period	273,000	576,000
6.01.01.02	Deferred Income Tax and Social Contribution (Note 20)	-178,000	62,000
6.01.01.03	Gain (Losses) on Disposal of Property and equipments	-95,000	112,000
6.01.01.04	Depreciation/Amortization	1,229,000	724,000
6.01.01.05	Interest and Inflation Adjustments	862,000	892,000
6.01.01.06	Adjustment to Present Value	-1,000	0
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates (Note 12)	36,000	11,000
6.01.01.08	Provision for Risks (Note 20)	38,000	147,000
6.01.01.10	Share-based Payment	18,000	29,000
6.01.01.11	Allowance for Doubtful Accounts (Note 7.1)	40,000	259,000
6.01.01.13	Allowance for obsolescence and damages (Note 9.1)	-1,000	-11,000
6.01.01.14	Other Operating Expenses	-158,000	18,000
6.01.01.15	Deferred Revenue	-478,000	-215,000
6.01.01.16	Loss or gain on lease liabilities	-114,000	-94,000
6.01.01.18	Gain in disposal of subsidiaries	0	-609,000
6.01.02	Changes in Assets and Liabilities	-2,915,000	-5,849,000
6.01.02.01	Accounts Receivable	-143,000	-63,000
6.01.02.02	Inventories	-37,000	-24,000
6.01.02.03	Recoverable Taxes	-61,000	-21,000
6.01.02.04	Other Assets	13,000	-301,000
6.01.02.05	Related Parties	-26,000	-97,000
6.01.02.06	Restricted Deposits for Legal Proceeding	62,000	-20,000
6.01.02.07	Trade Payables	-3,445,000	-4,775,000
6.01.02.08	Payroll and Related Taxes	141,000	-169,000
6.01.02.09	Taxes and Social Contributions Payable	308,000	98,000
6.01.02.10	Payments of provision for risk	-84,000	-364,000
6.01.02.11	Deferred Revenue	463,000	12,000
6.01.02.12	Other Payables	-106,000	-44,000
6.01.02.13	Income Tax and Social contribution,paid	0	-93,000
6.01.02.15	Received Dividends and Interest on own capital	0	12,000
6.02	Net Cash of Investing Activities	-543,000	1,144,000
6.02.02	Acquisition of Property and Equipment (Note 15.2)	-1,120,000	-1,000,000
6.02.03	Increase in Intangible Assets (Note 16.2)	-88,000	-197,000
6.02.04	Sales of Property and Equipment	672,000	15,000
6.02.08	Cash received from subsidiary sale	0	2,326,000
6.02.09	Net cash from discontinueted subsidiaries (Note 14)	-7,000	0
6.03	Net Cash of Financing Activities	1,314,000	-571,000
6.03.01	Capital Increase	2,000	11,000
6.03.02	Proceeds from Borrowings and Financing (Note 17.2)	5,390,000	3,246,000
6.03.03	Payments of Borrowings and Financing	-2,953,000	-2,672,000
6.03.05	Payment of Dividends and Interest on own Capital	-280,000	-192,000
6.03.06	Transactions with Non-controlling Interest	3,000	0
6.03.07	Acquisition of companies	0	-19,000
6.03.09	Payment of lease liability	-848,000	-945,000
6.04	Exchange rate changes in cash and cash equivalents	455,000	0
6.05	Increase (Decrease) in Cash and Cash Equivalents	-218,000	-3,375,000
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	7,954,000	8,080,000
6.05.02	Cash and Cash Equivalents at the End of the Period	7,736,000	4,705,000

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Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2020 to 06/30/2020

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening balance	6,857,000	447,000	3,529,000	0	107,000	10,940,000	2,571,000	13,511,000
5.03	Adjusted opening balance	6,857,000	447,000	3,529,000	0	107,000	10,940,000	2,571,000	13,511,000
5.04	Capital Transactions with Shareholders	2,000	18,000	0	-2,000	0	18,000	-69,000	-51,000
5.04.01	Capital Increases	2,000	0	0	0	0	2,000	0	2,000
5.04.03	Share based expenses	0	15,000	0	0	0	15,000	0	15,000
5.04.06	Dividends	0	0	0	0	0	0	-69,000	-69,000
5.04.08	Share based expenses of Subsidiaries	0	3,000	0	0	0	3,000	0	3,000
5.04.11	Others	0	0	0	-2,000	0	-2,000	0	-2,000
5.05	Total Comprehensive Income	0	0	0	201,000	1,296,000	1,497,000	549,000	2,046,000
5.05.01	Net Income for the Period	0	0	0	204,000	0	204,000	69,000	273,000
5.05.02	Other Comprehensive Income	0	0	0	-3,000	1,296,000	1,293,000	480,000	1,773,000
5.05.02.04	Foreign currency translation	0	0	0	-3,000	1,302,000	1,299,000	479,000	1,778,000
5.05.02.08	Cash Flow Hedge	0	0	0	0	-6,000	-6,000	1,000	-5,000
5.06	Internal Changes of Shareholders’ Equity	0	0	111,000	0	0	111,000	3,000	114,000
5.06.05	Transactions with Non-controlling Interests	0	0	111,000	0	0	111,000	3,000	114,000
5.07	Closing balance	6,859,000	465,000	3,640,000	199,000	1,403,000	12,566,000	3,054,000	15,620,000

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Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2019 to 06/30/2019

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening balance	6,825,000	413,000	3,062,000	0	-66,000	10,234,000	2,925,000	13,159,000
5.03	Adjusted opening balance	6,825,000	413,000	3,062,000	0	-66,000	10,234,000	2,925,000	13,159,000
5.04	Capital Transactions with Shareholders	11,000	25,000	-137,000	-42,000	18,000	-125,000	-3,285,000	-3,410,000
5.04.01	Capital Increases	11,000	0	0	0	0	11,000	0	11,000
5.04.03	Share based expenses	0	19,000	0	0	0	19,000	0	19,000
5.04.07	Interest on own Capital	0	0	-137,000	-37,000	0	-174,000	0	-174,000
5.04.08	Share based expenses of Subsidiaries	0	6,000	0	0	0	6,000	4,000	10,000
5.04.09	Deconsolidation Via Varejo	0	0	0	-5,000	18,000	13,000	-3,289,000	-3,276,000
5.05	Total Comprehensive Income	0	0	0	544,000	4,000	548,000	32,000	580,000
5.05.01	Net Income for the Period	0	0	0	544,000	0	544,000	32,000	576,000
5.05.02	Other Comprehensive Income	0	0	0	0	4,000	4,000	0	4,000
5.05.02.04	Foreign currency translation	0	0	0	0	5,000	5,000	0	5,000
5.05.02.07	Fair value of trade receivables	0	0	0	0	-7,000	-7,000	-10,000	-17,000
5.05.02.09	Income taxes related to other comprehensive income	0	0	0	0	6,000	6,000	10,000	16,000
5.06	Internal Changes of Shareholders’ Equity	0	0	-5,000	0	0	-5,000	328,000	323,000
5.06.05	Transactions with Non-controlling Interests	0	0	-5,000	0	0	-5,000	328,000	323,000
5.07	Closing balance	6,836,000	438,000	2,920,000	502,000	-44,000	10,652,000	0	10,652,000

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Consolidated Interim Financial Information / Statement of Value Added

R$ (in thousands)

Code	Description	Year to date current period 01/01/2020 to 06/30/2020	Year to date previous period 01/01/2019 to 06/30/2019
7.01	Revenues	45,192,000	28,626,000
7.01.01	Sales of Goods, Products and Services	44,557,000	28,046,000
7.01.02	Other Revenues	647,000	578,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	-12,000	2,000
7.02	Products Acquired from Third Parties	-36,427,000	-23,127,000
7.02.01	Costs of Products, Goods and Services Sold	-32,489,000	-20,386,000
7.02.02	Materials, Energy, Outsourced Services and Other	-3,938,000	-2,741,000
7.03	Gross Value Added	8,765,000	5,499,000
7.04	Retention	-1,229,000	-724,000
7.04.01	Depreciation and Amortization	-1,229,000	-724,000
7.05	Net Value Added Produced	7,536,000	4,775,000
7.06	Value Added Received in Transfer	377,000	453,000
7.06.01	Share of Profit of Subsidiaries and Associates	-36,000	-27,000
7.06.02	Financial Revenue	359,000	104,000
7.06.03	Other	54,000	376,000
7.07	Total Value Added to Distribute	7,913,000	5,228,000
7.08	Distribution of Value Added	7,913,000	5,228,000
7.08.01	Personnel	3,650,000	2,199,000
7.08.01.01	Direct Compensation	2,484,000	1,437,000
7.08.01.02	Benefits	651,000	464,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	157,000	139,000
7.08.01.04	Other	358,000	159,000
7.08.01.04.01	Profit (cost) sharing	358,000	159,000
7.08.02	Taxes, Fees and Contributions	2,675,000	1,716,000
7.08.02.01	Federal	649,000	859,000
7.08.02.02	State	1,815,000	685,000
7.08.02.03	Municipal	211,000	172,000
7.08.03	Value Distributed to Providers of Capital	1,315,000	737,000
7.08.03.01	Interest	1,271,000	722,000
7.08.03.02	Rentals	44,000	15,000
7.08.04	Value Distributed to Shareholders	273,000	576,000
7.08.04.01	Interest on shareholders' equity	0	174,000
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	204,000	370,000
7.08.04.04	Noncontrolling Interest in Retained Earnings	69,000	32,000

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São Paulo, July 29, 2020 - GPA [B3: PCAR3; NYSE: CBD] announces its results for the 2nd quarter of 2020. All comparisons are with the same period in 2019, except where stated otherwise. In addition, as from 2019, the results include the effects of IFRS 16/CPC 06 (R2) – Leases, which eliminates the distinction between operating and financial leases and requires the recognition of a financial asset and liability related to future leases discounted to present value for virtually all lease agreements of our stores.

2Q20 RESULTS

The following comments refer to numbers after the application of IFRS 16, unless indicated otherwise. The operations of Grupo Éxito related to 2Q20 are included in GPA’s consolidated results and the variations in relation to 2Q19 (pro forma) are for comparison purposes only.

Operating and Financial Performance

Consolidated Gross Revenue of R$ 22.9 billion in 2Q20, +61.1% in total sales and +19.3% in pro forma[1], highlighting the strong increase of GPA operations in Brazil (+20.1%), superior than the market performance in the period. The successful expansion of Assaí (21 stores opened in the last 12 months), optimization of the Multivarejo store portfolio and the expressive acceleration of digital ecosystem explain this performance. Grupo Éxito continues to report consistent growth, despite the scenario of important restrictions on the movement of people, especially in Colombia. The multi-channel, multi-format and multi-region strategy once again proves successful, with rapid adaptability and strong adherence to client demands and new consumption conditions, which is also reflected on the growth in online sales.

▪        GPA Brazil (Food)[2]: R$ 17.1 billion, significant growth of 20.0% in total sales, 12.8% in ‘same-store’ sales and 14.8% in ‘same-store’ sales excluding gas stations and drugstores.

✔        Assaí: R$ 9.0 billion (+R$ 1.9 billion vs. the prior year – the biggest historical increase registered in a quarter), with growth of 26.4% in total sales and 10.0% in ‘same-store’ sales. The highlight was the accelerated expansion of new stores and the higher sales to individual consumers – more than offsetting the challenges of the food service segment in Brazil.

✔        Multivarejo: R$ 8.0 billion, significant growth of 13.6% in total sales and 15.8% in ‘same-store’ sales. Excluding the negative effect from the gas station (-37.0%) and drugstore (-15.4%) operations, ‘same-store’ sales grew 20.3%. There was strong sales performance in all banners, with an increase of 3.7x in online sales being the highlight, already representing 5.6% of food sales in Multivarejo and 15.3% of sales in the Pão de Açucar banner.

▪        Grupo Éxito: R$ 5.8 billion, which represents solid growth of 17.0% in pro forma sales and 6.0% in ‘same-store’ sales in a constant currency, despite the challenging scenario in Colombia. The highlight was the growth of innovative formats: Éxito Wow (+15.3%) and Carulla FreshMarket (+27.6%), which confirm the effectiveness of the strategy adopted by the Company. Uruguay registered a strong ‘same-store’ sales in a constant currency (+13.1%), driven by well-executed commercial campaigns. The online platform accelerated in all countries and remains an important growth lever, already representing 11.9%[3] of total sales.

Consolidated Adjusted EBITDA came to R$ 1.6 billion (+83.2% vs. 2Q19), +32.6% in pro forma and margin of 7.6%, confirming the positive trend in the Brazilian and international operations in all formats and channels.

▪        GPA Brazil (Food)[3]: R$ 1.2 billion, +29.7% vs. 2Q19 with margin of 7.5% (+70 bps vs. 2Q19). Assaí’s adjusted margin expanded 30 bps to 7.3% (despite the strong comparison base of 7.0%), and Multivarejo had robust growth in both annual (+110 bps) and sequential (+50 bps vs. 1Q20 and +150 bps vs. 4Q19) comparisons, with adjusted margin of 7.7%. The strong sales contributed to the significant dilution of SG&A expenses in both formats, and consequently to margin expansion.

▪        Grupo Éxito: R$ 424 million, +29.2% vs. 2Q19, with margin of 8.1% (+70 bps vs. 2Q19), representing a strong contribution to the consolidated result despite the important challenges related to the restriction of movement of people, which put a higher pressure on the Group’s complementary businesses (Tuya credit cards, Puntos Colombia and Malls).

Net income from continuing operations came to R$ 274 million, +322.0% vs. 2Q19, with margin of 1.3%, reflecting the group’s operational improvement in all formats and the successful strategies adopted since the beginning of the year. Multivarejo’s important recovery, combined with Assaí’s solid performance and the consolidation of strong results of Grupo Éxito more than offset the increase in depreciation and higher cost of debt.

Leverage

▪         The quarter was marked by strong operating cash inflow and the conclusion of another important step in the process of monetization of mature and non-core assets, which contributed to a reduction of R$ 1.5 billion in net debt vs 1Q20. Thus, net debt went from R$ 10.8 billion to R$ 9.2 billion and Net Debt/EBITDA[4] was reduced from 2.5x in 1Q20 to 2.2x in 2Q20.

▪        The Company ended 2Q20 with a strong financial position of R$ 7.7 billion in cash, equivalent to approximately 2x the short-term debt (vs. 120% in 1Q20 and 156% in 2Q19).

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Capex

▪        Gross investments of consolidated GPA came to R$ 536 million. Two (2) Assaí stores were opened and another 16 are under construction (13 organic and 3 conversions), in line with the Company’ strategy. It is important to mention that in the last 12 months, 21 Assaí’ new stores were opened.

▪         The Company reaffirms its expansion and optimization plan; however, due to the pandemic scenario, a few changes in deadlines or postponements may occur. We should end 2020 with the opening of 19 Assaí stores, conversions of 38 Extra Super into Mercado Extra, refurbishment of 8 Pão de Açúcar stores in the latest generation model. In Grupo Éxito we expect between 5 to 7 stores (from openings, conversions and remodeling), focused on innovative models Éxito WOW, Carulla FreshMarket and Surtimayorista by the end of the year.

1 Pro forma: results of Grupo Éxito in 2Q19 included in the consolidated result for comparability purposes only;

2 GPA Brazil: GPA Food Brazil does not include result of “Others” (Cheftime, Stix Fidelidade and James);

3 Grupo Éxito’s online sales include Marketplace GMV

4 Pre-IFRS16 adjusted, accumulated in the last 12 months.

2Q20 RESULTS

Consolidated GPA:

2Q20

(1) Other: Includes the operations with most recent initiatives, such as James Delivery, Cheftime and Stix Fidelidade.

(2) Pro forma variation includes the results of Grupo Éxito in 2Q19 as if it were part of the group in the past and is presented for comparison purposes only.

(3) To reflect the calendar effect, the following reductions were made in 2Q20: 10 bps in GPA Food (10 bps in Assaí and 20 bps in Multivarejo) as well as 00 bps in Grupo Éxito.

(4) Includes increases in constant exchange rate for the international operations.

(5) Excludes the gas station and drugstore operations.

Significant growth in pro forma sales (+19.3%), driven by: i) accelerated expansion of Assaí’ banner (+26.4%), which opened 3 stores in 2020, despite a scenario marked by uncertainties due to the pandemic, and ii) strong growth in the retail operations at Multivarejo (+13.6%). There was an important recovery in Hypermarket (+19.3%) and 3.7x growth in online sales, which remain an important growth platform for the group, already accounting for 5.6% of food sales.

The international operations, demonstrated by Grupo Éxito, continued to post solid growth in pro forma basis (+17.0%) and in ‘same-store’ sales at constant exchange rate (+6.0%). Colombia’s operation, which represents 76% of Grupo Éxito’s total sales, grew 3.4% in ‘same-store’ sales in 2Q20, despite the scenario of strong restrictions on movement of people during the pandemic. The growth in food sales remains strong, especially in innovative and online formats (which represents 14.7%6 of sales in Colombia and 11.9%6 of the group total sales). Uruguay, the second largest market, continued to post strong growth (+25.6% in total sales and +13.1% in ‘same-store’ sales), driven by highly successful campaigns and strong expansion of the omnichannel format.

(6)Online sales of Grupo Éxito include marketplace GMV.

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(1) GPA Brazil results does not include results of “other businesses” (Stix, James and Cheftime);

(2) Operating income before interest, tax, depreciation and amortization;

(3) Adjusted for Other Operating Income and Expenses; Note: Tax credits were not materially different from previous quarters.

“The second quarter results reflect the success of our multi-channel, multi-format and multi-region strategy and of our digital ecosystem. We overcame important operational challenges posed by the new economic and consumption scenario, and reported strong and positive sales performance in all the retail formats we operate. In addition to the important growth in the food segment and the strong recovery in the non-food segment, we registered an accelerated growth in food e-commerce, which proved highly profitable and remains a major growth platform, both in Brazil and the international operations. The strong level of sales promoted significantly dilution of fixed expenses, which enabled us to attain important operating results, with EBITDA growth in all businesses and extremely healthy margins.

Assaí proved to be very resilient, attracted new individual clients and more than offset the challenges faced by the food service segment in the period. Multivarejo showed that its portfolio is highly aligned with consumers’ needs and new consumption models, with an important recovery at hypermarket and ensuring its leadership in the e-commerce segment in Brazil. Grupo Éxito reported growth with strong margins, despite facing significant restrictions on the movement of people in Colombia, its largest market, thereby contributing to the Company’s strong results.

We closed the quarter with net income from continuing operations of R$ 274 million and a robust financial position of R$ 7.7 billion in cash (approximately 2x higher than the short-term debt) which gives us the confidence to affirm that we are increasingly prepared for the huge challenges ahead.”

Peter Estermann – CEO of GPA

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I. OPERATING PERFORMANCE BY BUSINESS

Assaí:

2Q20 and 1H20

(1) To reflect the calendar effect, 10 bps was reduced in Assaí in 2Q20.

Another quarter of strong total sales growth (+26.4%), driven by the successful expansion of the banner, effective commercial activities and higher consumption at home during quarantine, given that sales to individual consumers more than offset the challenges faced by the food service segment in Brazil.

Gross revenue was R$ 9.0 billion in the quarter (+26.4%), up R$ 1.9 billion from the same period of the previous year, due to the strong performance of the 39 stores opened in the last 24 months, which are still in maturation period, but already account for around 24.0% of the banner's total sales.

‘Same-store’ sales posted significant growth of 10.0%, despite the strong comparison base (+8.1% in 2Q19), showing the format’s capacity to adapt and its resilience. The growth in sales to individual consumers and resellers since the start of the pandemic more than offset the lower demand from food service. The successful commercial campaigns, such as “Mothers’ Week,” “Groceries Festival” and “Cleaning and Personal Care Festival,” combined with the forging of partnerships with governments and NGOs for sale of food staple baskets, contributed to this strong growth.

In line with the banner’s plan to expand rapidly to other regions of Brazil, two stores were opened in the quarter, one in Mato Grosso do Sul and another in Maranhão. Sixteen (16) stores are under construction and should be inaugurated in the next semester, with three Extra Hiper stores in the process of conversion and 13 organic stores, in line with the initial expectation of opening stores for 2020, despite the pandemic scenario and the restrictions for construction of the sites.

Passaí cards amount to approximately 1.1 million since their launch, with over 740,000 active cards. Card penetration currently stands at 5.3%, reinforcing the value proposition for customers.

The rollout of credit and debit card POS machines under the Passaí brand was concluded in July 2020 and reached all of the banner's stores with great customer receptivity.

Gross profit was R$1.3 billion, with gross margin of 16.3%. This margin level is mainly due to the large portfolio of stores that still in the maturation curve, which means they have not yet captured the full potential of the banner's stores. A highly competitive price policy was maintained, despite the scenario of higher food inflation.

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Selling, general and administrative expenses came to R$ 747 million, corresponding to 9.1% of net sales, lower than revenue growth (-60 bps vs. 2Q19). The strategy to maintain its price policy during the quarter (which resulted in strong sales growth), contributed significantly to the dilution of fixed expenses and supported the consequent improvement in EBITDA margin.

Adjusted EBITDA continued presenting solid growth, to R$ 597 million in 2Q20 (+29.6%), with margin expansion of 30 bps when compared to the same period last year, reaching 7.3%.

(1) Operating income before interest, tax, depreciation and amortization. (2) Adjusted for Other Operating Income and Expenses.

Multivarejo:

2Q20

(1) Includes sales by Delivery and rental revenue from commercial centers.

(1) To reflect the calendar effect, 20 bps was reduced in Multivarejo in 2Q19.

Significant growth in ‘same-store’ sales excluding gas stations and drugstores (+20.3%), with all retail operations presenting a strong performance. The result in the quarter was driven mainly by: i) continuous improvements due to optimization of the store portfolio - which is increasingly adapted to the different demands of consumers and new consumption models; ii) strong recovery in Hypermarket - with the new value proposition of the non-food segment being the highlight; and iii) strong growth in e-commerce - a platform of strategic importance that offers profitable growth to the Company.

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Gross revenue grew 13.6% in the quarter while ‘same-store’ sales excluding gas stations and drugstores reached +20.3%, with strong performance in all retail formats and important growth of 11.6% in total food sales (+13.3% ‘same-store’ food sales). The highlights were: i) significant recovery in hypermarkets, with positive impact of the new value proposition of the non-food segment (+42.7 vs. 2Q19 and +51.5% ‘same-store’), ii) the accelerated growth in online food sales (+272%) and iii) the significant growth in the renovated stores. All operations, except gas stations and drugstores, benefitted from the stronger demand due to pandemic scenario, with market share gains in all months of the quarter. It is worth mentioning that the dynamic of lower customer traffic at stores with more complete baskets, continued during the observed period.

Highlights by banner:

●	Extra Hyper: Significant growth in ‘same-store’ sales of 22.4%, driven by the model’s strong alignment with consumers’ needs, that during the pandemic started to consume based on the one-stop-shop model (lower traffic in stores, but more complete baskets). The non-food segment registered solid growth, benefitted by its new value proposition (new agreements with suppliers, assortment more adherent to consumer demands and more optimized inventories). The sale of products related to remote work (chairs, desks, IT items), gifts during Mothers’ Day campaign (smartphones and other electronic devices) and items related to spending more time at home (home appliances, toys and games) were the highlights.
●	Pão de Açúcar: Strong ‘same-store’ sales growth of 15.1% in 2Q20, driven by the excellent performance of 46 stores renovated for the next generation concept (+18.3% in the period). Renovated stores already represent 41% of banner’s total sales, and there is an intention to convert more ~10 stores in the following months. 2Q20 was also marked by successful and well-executed commercial initiatives, such as the wine campaign held in May that sold 230,000 bottles in a single day, as well as the “Off Price” and “My Discount” campaigns, which already represent around 30% of store sales.
●	Mercado Extra: Consistent sales performance, with strong expansion of 17.4% in ‘same-store’ sales in 2Q20. The format’s growth outpaced the performance of stores not converted yet, despite the strong comparison base from last year. The neighborhood format proved successful and aligned with consumers who search for stores near their homes during the period of social isolation.
●	Compre Bem: Strong ‘same-store’ sales, with significant growth of 53.1%. The stores converted during 2018 (which already had a strong comparison base) and converted in 2019 were the highlight. In addition to the continuous gain of new clients and increase in volumes, the banner continues to develop and in May 2020 started its food e-commerce operations in the interior of the São Paulo State, with delivery service performed by its brick-and-mortar stores.
●	Proximity: Important ‘same-store’ sales growth of 25.6%, maintaining the strong double-digit growth already observed in recent quarters, despite the impacts caused by the new consumer standard during the pandemic. The Mini Extra and Minuto Pão de Açúcar formats reported a good performance and the convenience stores faced challenges related to the reduction in traffic (-37.8%). Highlight for campaigns related to private-label products and the “Pão de Açúcar Mais” and “Clube Extra” apps. The “Aliados” program expanded significantly its base and contributed positively to the format’s performance in the quarter.

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Private-Label Brands: In 2Q20, there were important campaigns for Private-Label Brands, which continued to be one of the Company’s growth pillars, reaching penetration of 19.1%[1] in Multivarejo’s food sales(+160 bps vs. 2Q19 considering the new criteria).

Gross profit was R$ 1.9 billion in 2Q20, with margin of 25.7%. This is the second sequential quarter with significant improvement in gross margin (+60bps vs. 1Q20 and +170 bps vs. 4Q19), supported by successful commercial activities and strong reduction in shrinkage (+90 bps vs. 4Q19).

The gross margin comparison reported in 2Q20 vs 2Q19 reflects the impact of lower income from commercial centers during the pandemic and the higher participation of non-food products in sales (46% of Hypermarket sales in 2Q20 vs. 36% in 2Q19). Excluding these impacts, gross margin of food category would have increased 110 bps, benefitted by the reduction in food promoshare.

Selling, general and administrative expenses totaled R$ 1.4 billion, increasing only 2.0% when compared to 2Q19 and corresponding to 18.8% of net sales (-170 bps vs. 2Q19), due to the rigorous control of expenses without affecting service quality. The strong sales growth contributed to additional dilution of SG&A expenses. In the quarter, the main savings were in marketing (less investments in advertising and leaflet distribution), maintenance, utilities, Telecom/IT and administrative expenses.

Adjusted EBITDA grew 29.9%, reaching R$ 563 million, with margin of 7.7% (+110 bps from 2Q19 and +50 bps from 1Q20), supported by strong sales, operating efficiency gains and the strong dilution of expenses in the quarter.

This result shows the excellent management and great capacity to adapt of the various formats in a scenario of high uncertainties, which required rapid changes and resulted in benefits arising from the reduction of social activities and a higher consumption at home, but also important challenges for the gas station, drugstore and commercial center operations.

[1] Penetration of private-label brands considers the change in perimeter, with integration of all the product categories made by the Company directly in the stores (bakery, butchery, pizzas, etc). Based on the old perimeter, penetration would have reached 14.5%, a 220 bps increase compared to 2Q19.

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(1) Multivarejo does not include the result of other complementary businesses.

(2) Earnings before interest, tax, depreciation and amortization.

(3) Adjusted for Other Operating Income and Expenses.

Digital Ecosystem

Pioneer in e-commerce and loyalty programs, Multivarejo has consistently structured its physical and digital assets over the past few years. These assets, combined with a team-oriented culture, enabled fast adaptation to consumer evolutions, such as the personalization and complete dematerialization of promotions through apps or new e-commerce formats, facilitating the rollout of Express e-commerce and James Delivery in record time. The more than 20 million clients from our loyalty program make our database one of the most advanced regarding consumer knowledge in the country.

The unexpected scenario of the pandemic further accelerated the evolution of clients’ behavior and consumption, giving us more confident of the pertinence of the decisions taken and allowing us to build solid and resilient bases.

The strong performance of food e-commerce consolidated Multivarejo’s leadership position in the online food sales segment in Brazil. We have unique assets in the market, which combined with the group’s operating excellence, establish important competitive advantages and make the digital ecosystem an important growth lever.

●	Food e-commerce registered strong growth, and in the first half of 2020 already exceeded total sales for the year 2019 by 25%. In 2Q20, sales grew 272% vs the same period last year, driven by: i) higher number of clients; ii) expansion of Express model (which increased from 94 stores in 2Q19 to 291 stores in 2Q20); iii) inauguration of 2 new small distribution centers; and iv) expansion of James presence to 323 stores (vs. 18 in 2Q19). Currently, online sales account for 5.6% of Multivarejo food sales and 15.3% of Pão de Açúcar banner. E-commerce proved to be profitable and, in the quarter, presented EBITDA margin at higher levels than the average of food retail segment, mainly due to various operating improvement initiatives that resulted in higher productivity and greater business scalability.

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●	Loyalty Apps registered over 13 million active downloads, up 42% from the same period last year - representing around 30% of Multivarejo sales and 40% of online sales. Thus, sales from loyal clients already represent 71% of Multivarejo’s total sales, reaching 90% of Pão de Açúcar sales and 62% of Extra sales.

●	James Delivery registered strong sales growth of 1,200% in GMV, 962% in number of orders and 21% in average ticket when compared to 2Q19. In the Retail vertical, the increase was even stronger, reaching over 3,000% in GMV, 1,800% in number of orders, 66% in average ticket, with average spending per client increasing 166%. This growth was supported by customers’ increasing adherence to the platform, which was reinforced by structural initiatives, such as the successful launch of the new subscription platform “James Prime.” Other factors were the higher maturation and penetration in the cities already served, as well as the rollout of operations to new places, expanding the operation from 50 stores prior to the pandemic to 320 stores in over 20 cities.

●	The foodtech Cheftime grew 856% vs 2Q19, driven by the acceleration of in-store presence through a greater number of items from the production center and the beginning of the incorporation of items produced in -store (rotisserie and cafeteria). The period was marked by the launch of the “Cheftime Restaurant,” a delivery service of ready-to-eat meals produced at Pão de Açúcar stores, combining Cheftime’s food expertise with the dark kitchens model and the James app. Cheftime Restaurant already can be found in São Paulo and Rio de Janeiro and has been reporting growth of 19% per week. Finally, the higher demand for convenience during the pandemic also contributed to a strong evolution of digital sales, which more than doubled its size.

Three new small exclusive distribution centers should be opened in the following months, reinforcing our presence in strategic regions and enabling the group's expansion to unexplored regions. We also expect to expand our non-food product mix and launch a robust marketplace in the second semester of 2020. We continue to invest in technologies that improve customer experience and increase productivity and profitability. Therefore, the Company expects the online channel to reach R$ 1 billion2 in sales in 2020 (almost 3x higher than 2019) through expansion of its operating capacity.

 2 It is a mere estimate and should not be understood or treated as guidance.

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Grupo Éxito:

2Q20

GPA acquired 96.57% of the capital stock of Grupo Éxito on November 27, 2019. Therefore, Grupo Éxito’s results are being considered in Consolidated GPA only in 2Q20. Growth and variations in relation to 2Q19 are merely for comparison purposes.

(1) To reflect the calendar effect, the following reductions were made in 2Q20: 0 bps in Grupo Éxito, with 0 bps in Colombia, 30 bps in Uruguay and -10 bps in Argentina.

(2) Includes the formats Surtimayorista, Malls, Aliados and Other Businesses. (3) Same store presented a growth with a constant currency

Gross revenue achieved R$ 5.8 billion in 2Q20, with growth of 17.0% in total sales, positively influenced by: i) growth of food sales in Colombia and Uruguay, ii) strong growth of online sales in all countries where the group operates and; on the other hand, pressured by: i) challenges related to the strong restrictions of movement of people, especially in Colombia and Argentina, and ii) the reduction of customer traffic in stores located at shopping malls in Uruguay.

The ‘same-store’ sales increased 6.0% in the quarter, mainly due to the strong performance of innovative formats. The 9 Éxito Wow stores grew +15.3%, and already account for 19.2% of Éxito’s banner total sales, and the 13 Carulla FreshMarket stores grew +27.6%, already representing 27.9% of Carulla’s banner total sales.

The highlights by country follow:

●	Colombia: ‘same-store’ sales grew 3.4% in constant currency, reflecting the reduced movement of people given the strong restrictions imposed by the government, as well as the postponement of a relevant commercial campaign (“Megaprima”) – that usually was conducted in brick-and-mortar stores but was “transferred” to the online format. There was an accelerated development of the omnichannel platform, whose traffic grew 4x when compared to the same quarter of last year. Currently, 90 stores support the delivery model in Colombia and 360 stores offer sales via WhatsApp and Click & Collect. Online sales already represent 14.7% of total sales in Colombia.
●	Uruguay: consistent and strong growth of 13.1% in ‘same-store’ sales, driven by the very successful commercial activities (mainly in food segment sales) and the robust growth of the omnichannel platform. All banners reported positive performance, especially Devoto (+16.2%) and Disco (+12.9%) and there was significant growth of 58.3% in e-commerce. The development of omnichannel platform remains one of the strategic pillars of the operation in Uruguay, and the pick-up service at Devoto stores was launched in May.

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●	Argentina: ‘same-store’ sales of 24.4% in 2Q20 amid a challenging economic scenario in the country. Sales were pressured by: i) strong restrictions on movement of people; ii) reduction in operating hours at stores imposed by the government and iii) prohibition on sales of non-food products in some regions. The positive highlight was the proximity format (+49.6%), benefited from the preference given to convenience formats during the pandemic. The online operations also continue to expand, and a Click & Collect service was launched in 2Q20.

Gross profit was R$ 1.3 billion, up 22.2% compared to 2Q19, with margin of 24.7%, which is an extremely healthy margin for the group’s retail operations. Gross margin improved by 80 bps based on the pro forma results of the previous year, mostly explained by accounting reclassifications made in 2Q19 between the Selling, General and Administrative Expenses lines and costs. Excluding this effect, margin would be slightly under pressure given the performance of complementary businesses during the pandemic period.

Selling, general and administrative expenses were R$ 887 million, +1.6% vs. 2Q19, equivalent to 16.9% of net sales (vs. 19.8% in 2Q19) with the same impact of the accounting reclassifications made in 2Q19 that were already mentioned. Excluding this effect, there would still be a significant reduction of expenses as a percentage of net revenue due to the continuous focus on controlling expenses adopted by the Group.

Adjusted EBITDA was R$ 424 million (+29.2% vs. 2Q19), with margin of 8.1% (+70 bps vs. 2Q19). There was strong margin expansion despite the big challenges faced by complementary operations such as Malls, Tuya Credit Card and Puntos Colombia, some of which are consolidated by Equity Income (Tuya Credit Card/Puntos Colombia). Note that most of the provisioning for projected delinquency in the financial portfolio was already made in the first semester and the majority of commercial centers and shopping malls are going through a process of gradual reopening since the beginning of June.

Despite the scenario of uncertainties that endures and the recent increase in Covid-19 cases in Colombia, we maintain optimistic on the operations of Grupo Éxito and are working on various fronts to minimize the possible impacts from this scenario. Grupo Éxito should continue to contribute positively to GPA’s consolidated results in 2020, given the strong EBITDA growth already registered during the first semester (12.3%).

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(1) Earnings before interest, tax, depreciation and amortization.

(2) Adjusted for Other Operating Income and Expenses.

(3) Pro forma, for comparison purposes only.

II. EQUITY INCOME

Consolidated equity income amounted to R$ 30 million in 2Q20, an improvement of R$ 39 million from the same period last year. The line is composed of:

i) inflow of R$ 12 million related to the interest held in financial operations in Brazil (36% of FIC) and Colombia (50% of Tuya/Puntos Colombia)

ii) inflow of R$ 18 million related to the 34% stake in CDiscount (one of world’s largest e-commerce businesses), which reported significant growth in its marketplace and better performance of direct sales, as well as a more favorable product mix and operating improvements, contributing positively for 2Q20 results.

III. OTHER INCOME AND EXPENSES

Other Income and Expenses came to an expense of R$ 35 million in 2Q20, explained by expenses related to: i) the integration of Latin America assets and the restructuring of the Brazil operations (sale of 3 Pão de Açúcar stores, closure of 1 Drugstore and opening of 2 Assaí stores in the quarter) and ii) non-recurring impacts related to COVID-19, such as the need for more security at stores, purchasing of COVID-19 tests, financial aid for employees with children and higher expenses with hygiene and cleaning.

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Lastly, note that the asset monetization process will continue to produce positive effects in the coming quarters, and by the end of 2020 this line should become stable compared to the previous year in the Brazil perimeter, totaling around R$ 250 million.

IV. FINANCIAL RESULT

The net financial result of GPA Consolidated totaled and expense of R$ 473 million, representing 2.3% of net sales, stable when compared to same period last year.

Due to the adoption of IFRS 16, the financial result now includes Interest on lease liability, which came to an expense of R$ 250 million in the quarter.

Considering the net financial result (R$ 223 million), excluding the effect from Interest on lease liability, the main variations were:

●	Financial income: increase of R$ 31 million vs 2Q19 in cash and marketable securities profitability, reflecting the higher cash balance invested in the period. In Other financial revenues, there was a R$ 29 million lower contribution mainly explained by monetary restatement;
●	Financial expenses (including the cost of selling receivables): increase of R$ 137 million from 2Q19, due to higher interest expenses caused by the increase of gross debt;
●	Net effect from exchange variation: increase of R$ 52 million from 2Q19, resulting in an income of R$ 43 million, mainly due to the gain of R$ 24 million related to the effects from exchange variation on the dividends received from Grupo Éxito.

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V. NET INCOME

Consolidated GPA ended 2Q20 with consolidated net income from controlling shareholders of R$ 333 million, and the net income of continuing operations stood at 4.2x higher than the previous year, adding up to R$ 274 million (strong growth of 322.0%)

The 2Q20 result showed the group’s operating improvement and the success of the strategies adopted, with important recovery at Multivarejo, solid performance at Assaí and consolidation of Grupo Éxito’s strong results, which more than offset the increase in depreciation and cost of debt.

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VI. NET DEBT

The calculation of the indicators in the following table excludes the lease liabilities related to IFRS 16.

(1) Adjusted EBITDA before IFRS 16 in the last 12 months.

Net debt adjusted by the balance of unsold receivables was R$ 9.2 billion for GPA Consolidated vs R$ 1.3 billion in 2Q19, which mainly reflects the funding operation for the acquisition of Grupo Éxito. The Company reduced its leverage in R$ 1.5 billion compared to 1Q20, due to the strong operating cash flow and the monetization of some non-core assets.

The net debt/adjusted EBITDA(1) ratio was 2.2x by the end of 2Q20, compared to 2.5x in 1Q20 and 0.4x in 2Q19, a level that is aligned with the Company’s expectations.

The Company ended 2Q20 with a solid financial position, with a cash balance of R$ 7.7 billion, equivalent to approximately 2x its short-term debt (vs. 120% in 1Q20 and 156% in 2Q19). Moreover, the balance of unsold receivables totaled R$ 202 million.

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VII. INVESTMENTS

Gross investments totaled R$ 536 million, of which: i) R$ 464 million in the Brazilian perimeter – supporting the opening of two Assaí stores in the quarter and the construction of another 16 stores that will open in the next quarters (13 organic and 3 conversions from Hiper) and ii) R$ 71 million in Grupo Éxito.

The Company's expansion, conversion and remodeling plan was maintained, but some delays or postponements may occur given the pandemic scenario. We expect to conclude 2020 with the opening of 19 Assaí stores (16 organic and 3 conversions), 38 renovations of Extra Super into Mercado Extra, 8 Pão de Açúcar renovations in the last generation of stores in Brazil. In Grupo Éxito we expect between 5 to 7 stores (from openings, conversions and remodeling), focused on innovative models Éxito WOW, Carulla FreshMarket and Surtimayorista by the end of the year.

37

VIII. STORE PORTFOLIO CHANGES BY BANNER - BRAZIL

In the quarter, 2 Assaí stores were opened, totaling 169 stores of this banner. The Company continued to make adjustments to its portfolio by closing 3 Pão de Açúcar stores and 1 Drugstore.

38

IX. CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet

39

Income Statement - 2Q20

(1) Consolidated includes results of other complementary businesses;

(2) Share of profit in an associate includes Cdiscount’s results in the Consolidated figures;

(3) Net income after non-controlling interest;

(4) Adjusted for Other Operating Income and Expenses.

40

Cash Flow – Consolidated (*)

41

X. BREAKDOWN OF SALES BY BUSINESS – BRAZIL

(1) Includes sales from Extra Supermercado, Mercado Extra, Extra Hiper and Compre Bem. (2) Includes sales by Mini Extra and Minuto Pão de Açúcar.

(3) Includes sales from Gas stations, Drugstores, Delivery and rental revenue from commercial centers. (4) GPA includes the result of James Delivery, Stix Fidelidade and Cheftime

XI. BREAKDOWN OF SALES (% of Net Sales) – BRAZIL

42

2Q20 Results Conference Call and Webcast

Thursday, July 30, 2020
10:30 a.m. (Brasília) | 9:30 a.m. (New York) | 2:30 p.m. (London)

Conference call in Portuguese (original language)
+55 (11) 4210-1803 or +55 (11) 3181-8565

Conference call in English (simultaneous translation)
+1 (412) 717-9627 or +1 (844) 204-8942

Webcast: http://www.gpari.com.br

Replay
+55 11 3193-1012
Access code for audio in Portuguese: 1932275#
Access code for audio in English: 1779586#

http://www.gpari.com.br

Investor Relations Contacts

GPA Phone: 55 (11) 3886-0421 gpa.ri@gpabr.com www.gpari.com.br

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, growth prospects of the Company and market and macroeconomic estimates are merely forecasts and are based on the beliefs, plans and expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and hence are subject to change.

43

APPENDIX

Company’s Business:

Food – Brazil: Amounts reported refer to the sum of Assaí and Multivarejo operations.

Grupo Éxito: Amounts reported refer to Grupo Éxito’s operations in Colombia, Uruguay and Argentina. GPA acquired 96.57% of the capital stock of Grupo Éxito on November 27, 2019.

Consolidated: Amounts reported refer to the sum of the operations of Food – Brazil, Grupo Éxito, Cdiscount and other businesses of the Company.

Discontinued Activities: Refer to Via Varejo operations until May 2019 and other subsequent effects related to the write-off of investments.

EBITDA: EBITDA is calculated in accordance with Instruction 527 issued by the Securities and Exchange Commission of Brazil (CVM) on October 4, 2012.

Adjusted EBITDA: Measure of profitability calculated by excluding Other Operating Income and Expenses from EBITDA. Management uses this measure in its analyses as it believes it eliminates nonrecurring expenses and revenues and other nonrecurring items that could compromise comparability and analysis of results.

Earnings per Share: Diluted earnings per share are calculated as follows:

●	Numerator: profit in the year adjusted by dilutive effects of stock options granted by subsidiaries.
●	Denominator: number of shares of each category adjusted to include potential shares corresponding to dilutive instruments (stock options), less the number of shares that could be bought back at the market, as applicable.

Equity instruments that will or may be settled with the Company and its subsidiaries’ shares are only included in the calculation when their settlement has a dilutive impact on earnings per share.

44

‘same-store’ growth: ‘same-store’ growth, as mentioned in this document, is adjusted by the calendar effect in each period.

Growth and Changes: The growth and changes presented in this document refer to variations from the same period last year, except where stated otherwise.

Retail vertical: Corresponds to sales of James Delivery in the Pão de Açúcar, Extra and Minuto Pão de Açúcar operations.

45

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

1.	Corporate information

Companhia Brasileira de Distribuição ("Company" or “CBD”), directly or through its subsidiaries (“Group” or “GPA”) is engaged in the retail of food, clothing, home appliances, electronics and other products through its chain of hypermarkets, supermarkets, specialized stores and department stores especially under the trade "Pão de Açúcar, “Minuto Pão de Açúcar”, "Extra Hiper ", “Extra Super/Mercado Extra”, “Minimercado Extra”, “Compre Bem”,“Assai”, and the neighborhood shopping mall brand “Conviva”. The Group’s headquarters are located in the city of São Paulo, State of São Paulo, Brazil.

On November 27, 2019, the Company acquired of Casino the control of Almacenes Éxito SA (“Éxito”), a Colombian company operating in this country under the supermarket and hypermarket flags Éxito, Carulla, Super Inter, Surtimax and Surtimayorista, in Argentina under the Libertad banner and in Uruguay having Disco and Devoto. Additionally, Éxito operates shopping centers in Colombia under the Viva brand. The operations of Éxito and its subsidiaries will be considered as an international operating segment Éxito Group in note 30. Further details of the acquisition can be seen in note 13 of these financial statements. The shares are traded on the Colombian Stock Exchange (CSE).

The Company's investments in retail activities in the electronics and e-commerce segments related to Via Varejo S.A. were presented as discontinued operations and were alienated in June 2019 (see note 12.3), and represented the stores under the brands “Ponto Frio” and “Casas Bahia", as well as the e-commerce platforms “CasasBahia.com,” “Extra.com”, “Pontofrio.com” and “Barateiro.com”.

The Company's shares are traded at the Corporate Governance level of the São Paulo Stock Exchange (B3 - Brasil, Bolsa, Balcão) called Novo Mercado, under the code “PCAR3”, and on the New York Stock Exchange (ADR level III ), under the code “CBD”.

The Company, through Wilkes Participações S.A. (“Wilkes”), and its ultimate parent company is Casino Guichard Perrachon (“Casino”), French company listed on Paris Stock Exchange.

1.1.	GPA in “Novo Mercado”

On December 30, 2019, the Company's shareholders at the Extraordinary General Meeting approved the admission of the Company to the Novo Mercado of B3 SA - Brasil, Bolsa, Balcão (“B3”), the conversion of all preferred shares into common shares, in the proportion of one common share for each preferred share. On February 14, 2020, B3 approved the admission of GPA to the special listing segment “Novo Mercado”. On March 2, 2020 the conversion process of preferred shares into common shares was concluded and GPA started to trade on the Novo Mercado.

1.2.	Impacts of the pandemic on the Company's quarterly information

The Company has been monitoring the progress of COVID-19 (Coronavirus) and its impacts on its operations. Several actions were taken by the administration, among which we highlight the creation of a crisis committee formed by the senior management, which takes decisions in line with the recommendations of the Ministry of Health, local authorities and professional associations.

The Company has adopted all possible measures to mitigate the transmission of the virus in stores, distribution centers and offices, such as: frequent cleaning, safety / protection items for employees, flexible working hours, adoption of telework, among other decisions.

46

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

Since the beginning of the COVID-19 outbreak, our stores have remained open, in addition to the important evolution of our e-commerce formats. The Company has an important commitment to society to continue taking products to our consumers. We had no problems in supplying the industries that continued to supply our distribution centers and stores.

On March 10, 2020, the CVM issued circular letter CVM-SNC / SEP No. 02/2020, instructing publicly-held companies to carefully assess the impacts of COVID-19 on their businesses and report the main risks in the quarterly information and uncertainties arising from this analysis, observing the applicable accounting standards.

Accordingly, the Company carried out a complete analysis of the quarterly information, in addition to renewing the analyzes on the Company's operational continuity. The main themes evaluated were:

•	The Company revisited its budgets, used to estimate the recovery of store assets and intangible assets on December 31, 2019, and there is no relevant expectation of a decrease in revenues, and other lines of income statement, which show situations of loss of values recoverable from such assets. Due to the uncertainty regarding the end of the pandemic and its macroeconomic consequences, the Company assessed the existence of indicators of impairment for some of its assets and, consequently, revisited the asset recovery test (see Note 16) ;
•	We assessed the realization of the balances of accounts receivable from credit card operators, customers, galleries in our stores, real estate rentals and understand that there is no need at this time to record additional provisions to those already registered;
•	As for inventories, we do not foresee the need for adjustment for realization;
•	Financial instruments already reflect the market assumptions in their valuation, and there are no additional exposures not disclosed in this quarterly information. The Company is not exposed to significant financing in US dollars;
•	The Company does not, for the moment, foresee any additional needs for obtaining financing; and
•	Finally, the costs necessary to adapt our stores to serve the public are highlighted in Note 27 - Other operating expenses, net.

In summary, according to management's estimates and the monitoring of the impacts of the pandemic, there are no effects that should be recorded in the quarterly information, nor are there any effects on its operational continuity and / or Company estimates that would justify changes or registration of provisions, in addition to those already disclosed. The Company will continue to monitor and assess the impacts and, if necessary, make the necessary disclosures.

1.3.	Sale and Leaseback

In accordance with Company´s strategy of asset monetization, material fact was disclosed on March 5, 2020, that the Company entered into a Sale and Leaseback transaction with investment funds administered by BRL Trust Distribuidora de Títulos e Valores Mobiliários S.A. and managed by TRX Gestora de Recursos Ltda., pursuant to the signing of a “Private Instrument of Commitment of Purchase and Sale of Real Estate Properties and Real Surface Law Institution”. The Instrument initially predicted for the sale of 43 properties of the Company, for the total amount of R$1,246.

47

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

•	On May 29, 2020, the Company concluded the sale of 5 of these properties, in the total amount of R$190 paid in cash by the buyer, excluding 2 property of non-relevant value from the total volume.
•	On June 29, 2020, the Company concluded the sale of 7 more properties, in the total amount of R$313 received in cash. On the same date, the Company and TRX Gestora de Recursos Ltda. made an addition to the contract to define the sale of the rest of the 29 stores the Company received R$25 as a down.
•	On July 22, the Company concluded the sale of another 16 properties for R$446.
•	On July 30, 2020, a down payment of R$15 will be made for the sale of the remaining 13 properties, in the total amount of R$261, whose transfer will be completed by August 30, 2020.

With this, GPA will have completed the sale of 41 properties to TRX funds, for a total amount of R$1,210. The gain related to the transaction concluded on July 22, 2020 is not recorded in this quarterly information.

Observed that the parties will enter into lease agreements for each of the Properties, on the closing date of the transaction, with a term of 15 years, renewable for the same period, ensuring the continuity of GPA operations in the Properties with sustainable financial conditions.

In addition, on December 23, 2019, the company signed a commitment to sell 6 properties (Pão de Açúcar stores) in the Sale and Leaseback modality to Rio Bravo Investimentos Distribuidora de Titulos e Valores Imobiliários Ltda. of a total amount of R$92, of which R$87 was paid upon signing the commitment. On June 29, 2020, the Company concluded the sale of 4 of the 6 stores, and received R$3 as the balance receivable from these stores. The parties will enter into lease agreements for the 4 properties, with a term of 10 years, renewable for the same period, ensuring the continuity of GPA operations in properties with sustainable financial conditions.

The impacts of these transaction described above, with TRX and Rio Bravo, on the Group's consolidated financial statements as of June 30, 2020 are as follows:

•	Recognition of an asset in relation to the right to use and a rental liability in the amount of, respectively, R$231 and R$337;
•	Decrease in assets held for sale in R$386;
•	Recognition of the result on the sale of these assets recorded in other operating income in the amount of R$64;
•	Real estate assets not yet transferred to the buyer were classified as “assets held for sale” in accordance with IFRS 5, in the amount of R$476,6.
2.	Basis of preparation

The individual and consolidated interim financial information has been prepared in accordance with IAS 34 - Interim Financial Reporting issued by the International Accounting Standard Board (“IASB”) and CPC 21 (R1) - Interim Financial Reporting and presented consistently with the standards approved and issued by the Brazilian Securities and Exchange Commission (“CVM”) applicable to the preparation of interim financial information – ITR.

The individual and consolidated financial statements is being presented in millions of Brazilian Reais (“R$”), which is the reporting currency of the Company. The functional currency of associates and subsidiaries located abroad is the local currency of each jurisdiction.

48

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

 The individual and consolidated interim financial information for the half ended June 30, 2020 were approved by the Board of Directors on July 29, 2020.

In June 14, 2019, the Company concluded the sale process of the subsidiary Via Varejo SA (see note 12.3). The Via Varejo's results in the statements of income and added value for the period ended June 30, 2019 are presented in a single line, considering the application of the technical pronouncement CPC 31/IFRS 5 - Non-current assets held for sale and Discontinued Operation. Changes in the balance sheet arising from Via Varejo up to the date of sale are presented in the respective consolidated cash flow line, in line with technical pronouncement CPC 31 / IFRS 5.

The information referring to the basis of consolidation, did not change significantly compared to that disclosed in the 2019 annual financial statements, in note 12.

3.	Significant accounting policies

The significant accounting policies adopted by the Company in the preparation of the individual and consolidated interim financial information are consistent with those adopted and disclosed on Note 3 and each corresponding note of the financial statements for the year ended December 31, 2019 and therefore should be read in conjunction.

4.	Adoption of new standards, amendments and interpretations of standards issued by the CPC and published standards

4.1.	Presentation of the retrospective effects of CPC 06 (R2)/IFRS 16 and Circular Letter SEP/nº2/2019

As disclosed in the Financial Statement for the year ended December 31, 2019, the Company opted for the adoption of the full retrospective approach as a transition method on January 1, 2019, with effects from the beginning of the first practicable period and, consequently, the comparative periods were restated considering: (i) use of the nominal incremental rate; (ii) present value of cash flows of full lease payments, without any exclusion of recoverable taxes (iii) term of improvements in third-party properties in which significant improvements were considered individually by contract on the decision to extend the contractual term reasonably certain.

According to the IFRIC meeting on November 26, 2019 on the lease term and amortization period for the improvements, the Company reassessed its assumptions about the extension of the lease agreements. The Company originally also considered the lease payment flow net of taxes when measuring the lease liability and restates the income statement for the period ended June 30, 2019 and the cash flows for the same period to allow comparison with the information financial statements presented on June 30, 2020.

49

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

Statement of operation

	Parent Company			Consolidated
	06.30.2019			06.30.2019
	As originally presented	IFRS16 effects	Restated	As originally presented	IFRS16 effects	Restated

Cost of sales	(9,130)	2	(9,128)	(20,174)	2	(20,172)
Gross profit	3,495	2	(3,497)	5,616	2	5,618
Operating income (expenses)
Selling expenses	(2,291)	1	(2,290)	(3,422)	11	(3,411)
Depreciation and amortization	(474)	11	(463)	(663)	7	(656)
Equity in earnings	334	2	336	(27)	-	(27)
Other operation expenses, net	(107)	1	(106)	(123)	1	(122)
Profit from operations before net financial expenses	592	17	609	857	21	878
Net financial expenses	(476)	(37)	(513)	(562)	(39)	(601)
Income before income tax and social	116	(20)	96	295	(18)	277
Income tax and social contribution	105	3	108	(78)	1	(77)
Net income from continued operations	221	(17)	204	217	(17)	200
Net income from discontinued operations	345	(5)	340	381	(5)	376
Net income for the period	566	(22)	544	598	(22)	576
Attributable:
Controlling shareholders – continuing operations	221	(17)	204	217	(17)	200
Controlling shareholders – discontinued operations	345	(5)	340	349	(5)	344
Total of Controlling shareholders	566	(22)	544	566	(22)	544

Non-controlling shareholders – discontinued operations				32	-	32
Total of non-controlling shareholders				32	-	32

Statement of Cash Flows

	Parent Company			Consolidated
	06.30.2019			06.30.2019
	As originally presented	IFRS16 effects	Restated	As originally presented	IFRS16 effects	Restated

Net income for the period	566	(22)	544	598	(22)	576
Deferred income tax (note 20)	(4)	(5)	(9)	66	(4)	62
Loss (gain) on disposal of property, plant and equipment	66	2	68	110	2	112
Depreciation/ Amortization	534	(13)	521	732	(8)	724
Interest and inflation adjustments	447	49	496	837	55	892
Equity in earnings	(334)	(2)	(336)	11	-	11
Gain (loss) on write-off of lease liabilities	(68)	(3)	(71)	(91)	(3)	(94)
Payments of lease liability	(437)	(14)	(451)	(918)	(27)	(945)

50

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

4.2.	Standards and interpretations adopted in 2020 and their impacts
Pronouncement	Description	Applicable to annual periods starting in or after
IFRS 3 / CPC 15 - Business comnination	Improves the definition of business, helping to determine whether the acquisition is from a group of assets or a business.	01/01/2020
Review CPC 14 - Financial Instruments: Recognition, Measurement and Disclosure

Changes due to the edition of CPC 00 (Conceptual Structure)

Change in the definition of business combination in CPC 15

Changing the definition of material omission or materially distorted disclosure

Change in the name of CPC 06 (R2) to Leases.

01/01/2020
Revision CPC 00 (R2)	Concepts and guidelines on presentation and disclosure, measurement bases, financial report objectives and useful information.	01/01/2020
Revision CPC 16	As a practical expedient, the lessee may choose not to assess whether a Covid-19 Related Benefit Granted to Tenant under a Lease Agreement is a modification of the lease. The Company does not use this practical expedient.	01/01/2020 (Posted on 07/07/2020)

(*) Applicable for acquisitions made as of January 1, 2020.

The adoption of these standards did not result in a material impact on the Company's individual and consolidated financial statements.

51

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

4.3.	Standards and interpretations already issued and not yet adopted

The Company did not adopt the following new and revised IFRSs in advance, already issued and not yet in effect:

Pronouncement	Description	Applicable to annual periods starting in or after
CPC 26 (R1) and IAS 8: Definition of material omission	Aligns the definition of omission in all standards defining what information is material if its omission, distortion or obscuration can reasonably influence decisions that the main users of the general purpose financial statements make based on these financial statements, which provide financial information about a specific report of the entity.	01/01/2021

This change is not expected to have a significant impact on the Company's individual and consolidated financial statements.

5.	Main accounting judgments, estimates and assumptions

The preparation of the individual and consolidated financial statements of the Company requires Management to make judgments, estimates and assumptions that impact the reported amounts of revenue, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the year; however, uncertainty about these assumptions and estimates could result in outcomes that require material adjustments to the carrying amount of the asset or liability impacted in future periods.

The significant assumptions and estimates used in the preparation of the individual and consolidated interim financial information for the half ended on June 30, 2020 were the same as those adopted in the individual and consolidated financial statements for the year ended December 31, 2019.

6.	Cash and cash equivalents

The detailed information on cash and cash equivalents was presented in the annual financial statements for 2019, in note 6.

	Parent Company		Consolidated
	06.30.2020	12.31.2019	06.30.2020	12.31.2019

Cash and banks - Brazil	73	171	146	249
Cash and banks - Abroad (*)	115	84	2,390	3,109
Short-term investments - Brazil (**)	2,868	2,608	5,159	4,471
Short-term investments - Abroad (***)	-	-	41	125
	3,056	2,863	7,736	7,954

(*) As of June 30, 2020, they refer to (i) funds from the Éxito group, of which R$105 in Argentine pesos, R$255 in Uruguay pesos and R$1,778 in Colombian pesos; (ii) Company funds invested in the abroad, in dollars in the amount of R$138 and R$114 in Colombian pesos.

(**) Short-term investments as June 30, 2020 refer substantially to highly liquid investments accruing interest corresponding to a weighted average rate of 92.52% (89.94% on December 31, 2019) of the Interbank deposit Certificate ("CDI").

(***) Refers to amounts deposited abroad, in local currency equivalent to R$8 in Argentina, R$29 in Uruguay and R$4 in Colombia.

52

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

7.	Trade receivables

The detailed information on trade receivables was presented in the annual financial statements for 2019, in note 7.

	Parent Company		Consolidated
	06.30.2020	12.31.2019	06.30.2020	12.31.2019

Credit card companies	96	24	149	42
Credit card companies - related parties (note 11.2)	42	13	52	24
Sales vouchers	95	70	537	446
Private label credit card	28	56	43	70
Receivables from related parties (note 11.2)	26	21	12	12
Receivables from suppliers	61	74	76	166
Allowance for doubtful accounts (note 7.1)	(5)	(1)	(48)	(32)
	343	257	821	728

Current	328	256	805	727
Noncurrent	15	1	16	1

7.1.	Allowance for doubtful accounts
	Parent Company		Consolidated
	06.30.2020	06.30.2019	06.30.2020	06.30.2019

At the beginning of the period	(1)	(1)	(32)	(5)
Allowance booked for the period	(19)	(11)	(40)	(259)
Write-off of receivables	15	11	30	278
Deconsolidation Via Varejo	-	-	-	(18)
Conversion currency adjustment	-	-	(6)	-
At the end of the period	(5)	(1)	(48)	(4)

Below is the aging list of consolidated gross receivables, by maturity period:

			Overdue receivables - Consolidated
	Total	Not overdue	<30 days	30-60 days	61-90 days	>90 days

06.30.2020	869	736	86	23	4	20
12.31.2019	760	609	79	21	5	46

53

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

8.	Other receivables

The detailed information on cash and cash equivalents was presented in the annual financial statements for 2019, in note 8.

	Parent Company		Consolidated
	06.30.2020	12.31.2019	06.30.2020	12.31.2019

Accounts receivable from insurers	38	68	42	72
Receivable from sale of subsidiaries	77	83	77	83
Rental receivable	34	42	150	113
Accounts receivable - Via Varejo	192	49	192	49
Assets sale	173	15	184	128
Other	103	80	186	143
Allowance for doubtful other receivables (note 8.1)	(11)	(13)	(13)	(15)
	606	324	818	573

Current	126	168	304	381
Noncurrent	480	156	514	192

8.1.	Allowance for doubtful accounts

	Parent Company		Consolidated
	06.30.2020	06.30.2019	06.30.2020	06.30.2019

At the beginning of the period	(13)	(14)	(15)	(16)
Write-off of receivables	2	2	2	6
Deconsolidation Via Varejo	-	-	-	(4)
At the end of the period	(11)	(12)	(13)	(14)
9.	Inventories

The detailed information on inventories was presented in the annual financial statements for 2019, in note 9.

	Parent Company		Consolidated
	06.30.2020	12.31.2019	06.30.2020	12.31.2019

Stores	2,186	2,240	4,549	4,698
Distribution centers	1,255	1,149	1,640	1,583
Inventories – Éxito Group	-	-	2,881	2,248
Real Estate Inventory – Éxito Group	-	-	165	190
Real estate inventories	-	-	1	1
Losses with obsolescence and losses (note 9.1)	(35)	(31)	(98)	(95)
	3,406	3,358	9,138	8,625

54

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

9.1.	Allowance for losses on inventory obsolescence and damages
	Parent Company		Consolidated
	06.30.2020	06.30.2019	06.30.2020	06.30.2019
At the beginning of the period	(31)	(31)	(95)	(65)
Additions	(37)	(2)	(34)	(47)
Write-offs	33	5	35	58
Conversion currency adjustment	-	-	(4)	-
Deconsolidation Via Varejo	-	-	-	7
At the end of the period	(35)	(28)	(98)	(47)

10.	Recoverable taxes

The detailed information on recoverable taxes was presented in the annual financial statements for 2019, in note 10.

	Parent Company		Consolidated
	06.30.2020	12.31.2019	06.30.2020	12.31.2019
ICMS (note 10.1)	1,404	1,420	2,629	2,621
PIS/COFINS	359	462	608	854
Social Security Contribution - INSS	365	291	399	321
Income tax and Social Contribution (*)	85	61	695	407
Other	8	17	19	49
Other taxes – Éxito Group	-	-	109	77
Total	2,221	2,251	4,459	4,329

Current	514	516	1,742	1,627
Noncurrent	1,707	1,735	2,717	2,702

(*) Includes Éxito’s amount of R$582 (R$340 on December 31, 2019).

10.1.	ICMS expectation schedule (net of provision for non realization in the consolidated)
In	Parent Company	Consolidated
Up to one year	180	499
From 1 to 2 years	198	485
From 2 to 3 years	163	455
From 3 to 4 years	157	426
From 4 to 5 years	153	168
More than 5 years	553	596
	1,404	2,629

55

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

For credits that cannot be offset immediately, the Company’s Management understands that in future realization is probable based on a technical recovering study, on the expectation of future growth and the offset against debts deriving from its operations. These studies were prepared and periodically revised based on information extracted from strategic planning previously approved by the Company’s Board of Directors. For the interim financial information as of June 30, 2020, Management has implemented monitoring controls over the progress of the plan annually established, assessing and including new elements that contribute to the realization of ICMS tax credits, as shown above.

11.	Related parties
11.1	Management and Advisory Committees compensation

The expenses related to management compensation (officers appointed pursuant to the Bylaws including members of the Board of Directors and advisory committees) for the half ended on June 30, 20120 and 2019, were as follows:

In thousands of Brazilian reais

	Base salary		Variable compensation		Stock option plan		Total
	2020	2019	2020	2019	2020	2019	2020	2019
Board of directors (*)	8,728	7,924	-	-	2,028	338	10,756	8,262
Executive officers	15,542	17,206	5,588	6,688	6,231	9,491	27,361	33,385
Fiscal Council	72	-	-	-	-	-	72	-
	24,342	25,130	5,588	6,688	8,259	9,829	38,189	41,647

(*) Includes the compensation of the Board of Directors’ advisory committees (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance).

56

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

11.2.	Balances and transactions with related parties.

The detailed information on related parties was presented in the annual financial statements for 2019, in note 11.

	Parent company
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Controlling shareholders:
Casino	-	-	-	-	-	-	-	24	(43)	(30)
Euris	-	-	-	-	-	-	2	1	(2)	(1)
Helicco	-	-	-	-	-	-	-	-	-	(1)
Subsidiaries:							-
Éxito	-	-	-	-	-	-	-	-	6	-
Novasoc Comercial	-	-	65	54	-	-	-	-	1	1
Sendas Distribuidora	16	8	278	83	7	11	-	2	35	38
SCB Distribuição e Comércio	2	5	9	8	1	-	-	-	-	-
Via Varejo	-	-	-	-	-	-	-	-	-	(31)
Stix Fidelidade	-		-		28		-		(28)	-
Cheftime	-	-	14	4	-	-	1	-	-	-
James Intermediação	-	-	71	4	-	-	5	-	52	-
Cnova Brasil	-		-		-		-			(1)
GPA M&P	-	-	-	-	-	-	12	14	-	-
GPA Logistica	-	-	76	68	4	2	65	61	-	1
Bellamar	-	-	1	1	-	-	-	-	-	-
Associates	-
FIC	42	13	28	25	9	22	-	-	30	41
Other related parties
Greenyellow do Brasil Energia e Serviços Ltda(“Greenyellow”)	-	-	-	-	-	-	120	132	(21)	(22)
Casino Group	8	8	1	-	-	1	-	-	(5)	-
Others	-	-	1	1	-	-	-	-	-	-
Total	68	34	544	248	49	36	205	234	26	(5)

57

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Controlling shareholders
Casino	-	-	-	5	-	-	-	24	(43)	(30)
Euris	-	-	-	-	-	-	3	1	(3)	(1)
Helicco Participações	-	-	-	-	-	-	-	-	-	(1)
Associates
FIC	52	24	36	36	17	39	-	-	67	74
Puntos Colombia	-	-	29	28	-	-	55	43	(54)	-
Tuya	-	-	39	26	-	-	-	-	11	-
Other related parties
Greenyellow	-	-	-	-	-	-	122	134	(36)	(22)
Casino Group	12	12	14	8	-	1	20	13	(15)	-
Others	-	-	1	1	-	-	-	-	-	-
Total	64	36	119	104	17	40	200	215	(74)	20

58

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

12.	Investments in subsidiaries and associates

12.1.	Consolidation basis

The detailed information on consolidation, have not changed significantly was presented in the annual financial statements for 2019, in note 12.1.

12.2.	Breakdown of investments

	Parent Company
	Sendas	Bellamar	CompreBem	Others	Total (*)

Balances at 12.31.2019	7,095	299	277	(306)	7,365
Share of profit of subsidiaries and associates	285	51	(15)	(100)	221
Dividends and interest of own capital	-	(11)	-	-	(11)
Stock options	3	-	-	-	3
Capital increase	-	-	54	-	54
Property and equipment	57	-	-	7	64
Others movements	(8)	-	-	-	(8)
Share of other comprehensive income	1,544	-	-	(137)	1,407
Balances at 06.30.2020	8,976	339	316	(536)	9,095

	Sendas	Via Varejo	Bellamar	Compre Bem	Others	Total (*)

Balances at 12.31.2018	4,091	-	207	75	(234)	4,139
Share of profit of subsidiaries and associates	367	16	32	(14)	(65)	336
Investment write-off Via Varejo	-	(1,361)	-	-	(492)	(1,853)
Dividends and interest on own capital	(50)	-	(9)	-	-	(59)
Stock options	3	3	-	-	-	6
Capital increase	-	-	-	142	-	142
Capital increase with property and equipment	67	-	-	-	-	67
Share of other comprehensive income	-	-	-	-	5	5
Assets held for sale and discontinued operations	-	1,342	-	-	492	1,834
Balances at 06.30.2019 - restated	4,478	-	230	203	(294)	4,617

(*) Includes the effects of on the provision for losses on investments in associates in Luxco of R$568 on June, 30 2020 (R$339 on June 30, 2019).

	Consolidated
	06.30.2020	06.30.2019

Balances in the beginning of the period	363	(76)
Share of profit of associates – Continuing operations	(36)	(27)
Share of profit of associates – Discontinued operations	-	16
Share of other comprehensive income	(51)	5
Capital increase	19	-
Dividends and interest on own capital – continuing operations	(15)	(9)
Dividends and interest on own capital - discontinued operations	-	(3)
Assets held for sale and discontinued operations	-	(13)
Balances at the end of the period	280	(107)

59

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

12.3.	Sale of investment in Via Varejo

The Company concluded the sale process started on November 23, 2016, through an auction on June 14, 2019 held at B3 SA - Brasil, Bolsa, Balcão, for the price of R$4.90 reais per share, totaling R$2,300, in line with its long-term strategy of focusing on the development of the food sector. The gain from the sale of R$398, net of income tax of R$199 (see note 20) and related costs, was presented in the result of discontinued operations (see note 32).

The Company ceased to exercise control over Via Varejo during the month of June 2019. As of June 30, 2020, certain relationships previously existing between the Company and Via Varejo were in force when it was part of the Group and was a related party, mainly i) Corporate guarantees granted by the Company to guarantee obligations in operational agreements under the responsibility of Via Varejo, with maturities and performance terms to be met by that company over time, in the amount of up to R $ 2 billion, the Company has already taken steps with Via Varejo so that such guarantees are formally extinguished, without prejudice to the discussions it has been having with Via Varejo on the subject , ii) Operational agreement on the use of GPA brands used by Via Varejo, iii) shareholdings held, respectively, by GPA, Via Varejo and Itaú Unibanco in Financeira Itaú CBD SA Credit, Financing and Investment (“FIC”), and iv) Maintenance of s reimbursement obligations on the part of the Company regarding passive and active superveniences arising from facts that trigger legal proceedings prior to the acquisition of Globex in 2010, as disclosed in Note 21.6, when Globex merged with Casas Bahia in the same year. Said guarantee obligation will continue as long as the processes covered by such guarantee have not ended.

13.	Business Combinations and Goodwil

Information regarding the business combination and goodwill was disclosed in the 2019 annual financial statements, in note 13.

13.1.	Acquisition of Almacenes Éxito - Colombia

On June 26, 2019, following a recommendation from the Company's controlling shareholder, it was presented to the GPA Board of Directors a transaction through which GPA launched a tender offer over the shares of Grupo Exito aiming at the simplification of the structure of the Casino in Latin America, a significant improvement in governance of the Company and an increase in the basis of potential investors.

The transactions under common control are not provided for in IFRS, Company evaluated the purpose of the transaction, which did not have a purpose of merely corporate reorganization, which have been treated at cost historically by the Company, but the acquisition of Éxito Group differed from a reorganization because it had a commercial substance, being carried out at market value validated by evaluation committees, involved a public offering launched by GPA, through its subsidiary Sendas Distribuidora SA (“Sendas”), to acquire, in cash, up to the totality of Éxito’s shares, a listed company located in Colombia. Due to the economic substance, the Company has elected an accounting policy election and recorded this transaction as a business combination pursuant to CPC 15R/IFRS 3R.

The transaction also involved the acquisition by Casino of the Éxito’s indirect equity interest in GPA at the price of R$113 reais per share; and the migration of GPA to the Novo Mercado, B3's highest governance segment, with the conversion of all GPA preferred shares into common shares at a 1 to 1 ratio.

60

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

On July 23, 2019, a material fact informed that the Board of Directors of GPA, based on the favorable recommendation from the Special Independent Committee and within range of price originally endorsed by GPA's executive board, proposing that its operational subsidiary Sendas Distribuidora to launch a tender offer, in cash, to acquire up to all of the shares of Éxito, for the price of 18,000 Colombian pesos per share (equivalent to R$21.68 reais on the date of purchase).

Continuing the transaction, on September 12, 2019, the Board of Directors and the Éxito’s general shareholders' meeting approved the sale of its indirect equity interest in GPA to Casino in the terms disclosed.

Since in this transaction the Company was exposed to Colombian pesos (“COP”) during the tender offer period, on July 24, 2019, the financial committee approved the realization of a cash flow hedge, via NDFs (Non Deliverable Forward), to mitigate this exposure (see note 18).

On November 27, 2019, the tender offer was settled, and shareholders representing 96.57% of Éxito's capital stock accepted the terms proposed. This adhesion represented a disbursement by Sendas of 7,780 billion Colombian pesos, amount equivalent to R$9.5 billion (taking into account the exchange rate of December 31, 2019). On the same date, previously to the settlement of the tender offer, subsidiaries of Casino acquired all of the shares of GPA held directly and indirectly by Éxito for the price, net of debt, of US$1,161 million (equivalent to R$4.9 billion based on the exchange rate on the date of the transaction).

Context of the acquisition

Almacenes Éxito S.A. operates more than 650 stores in Colombia, Uruguay and Argentina, in addition to shopping centers, having also a significant investment in a loyalty and financial company, in addition to its own brands with successful participation.

The Company started to consolidate Éxito's as of December 1, 2019, when it obtained control of the company, consolidating one month of the income statement in 2019.

Determination of the consideration transferred by the acquisition

The amounts were transferred in cash in the net amount of R$9,413 this amount is already net of cash flow hedge made to protect the exchange variation between Reais and Colombian pesos of part of the price between the beginning and the end of the offer in the amount of R$145, and dividends (R$42) related to the year of 2018 whose payment was scheduled for January 2020.

11.30.2019
Cash disbursement	9,268
Cash flow hedge adjustment	145
9,413
Dividends related to 2018	(42)
Total consideration transferred	9,371

61

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

Fair values of identifiable assets acquired and liabilities assumed

The fair values of identifiable acquired assets and liabilities acquired from Éxito, on the date of the business combination, are as follows:

Balance on 11.30.2019 after preliminary purchase price allocation
Assets:
Cash and cash equivalents	6,062
Trade receivables, net	416
Inventories, net	2,765
Recoverable taxes	477
Other current assets	342
Deferred income tax and social contribution	1,282
Related parties	137
Other noncurrent assets	112
Investments in associates	465
Investment properties	2,789
Property and equipment, net	6,954
Intangible assets, net	2,661
24,462

Liabilities:
Payroll and related taxes	283
Trade payables, net	4,545
Taxes and contributions payables	219
Borrowings and financing	2,546
Lease liabilities	277
Other current liabilities	998
Noncurrent borrowings and financing	2,060
Deferred income tax and social contribution	1,657
Provisions for contingencies	103
Noncurrent lease liabilities	1,540
Other noncurrent liabilities	28
14,256
Net assets	10,206
(-) Attributed to non-controlling shareholders	(2,522)
Net assets	7,684

a)	Tradename - The Company identified the main banners of Éxito operations, represented by the store formats operated in Colombia under the brands Surtimax, Super Inter, Éxito and Carulla, in Argentina Libertad brand and in Uruguay Disco. In addition it were evaluated the own brands for products as Éxito, Bronzini, and Carulla. Tradenames have an indefinite useful life.
b)	Investment properties and stores - Éxito Group has real estate assets operated through the rental of galleries and shopping mall activities. Such assets have high commercial relevance, located in privileged areas. Additionally, were evaluated a group of stores operated by Éxito that were considered significant.
62

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

c)	Investment Tuya – the Company evaluated Tuya shares at market value.
d)	Leases - Leases contracts were recalculated using the incremental borrowing rate at the date of acquisition.

The fair value of the interest of non-controlling shareholders was measured using the interest held by them, at fair value on the date of the business combination, as shown below:

11.30.2019
Total consideration transferred - 96.57%	9,371
Company at Fair value 100%	9,706
Non-controlling interest Fair value	335

Preliminary goodwill identified

As a result of: (i) measurement of the total consideration transferred by the acquisition Éxito control, (ii) measurement of the non-controlling interest, and (iii) measurement of identifiable assets and liabilities at fair value, the Company recorded goodwill, in the amount of R$1,687.

The goodwill for expected future profitability of R$1,687 arising from the acquisition consists mainly of synergies and economies of scale. Goodwill is not deductible for tax purposes, except on the sale of the investment and is shown below:

11.30.2019
Fair value of net assets acquired	10,206
(-) Attributed to non-controlling shareholders	(2,187)
8,019
Remaining non-controlling interest	(335)
7,684
Total consideration transferred for the acquisition of control of Éxito	9,371
Goodwill resulting from acquisition of the controlling interest of Éxito	1,687

The Company continued the process of identifying intangible assets and liabilities in purchase price allocating, identifying other items whose information collection process, discussion with management and understanding of the Colombian market had not been completed until the disclosure date of this interim financial information. Among the assets we can mention mainly the added value of investments, the evaluation of the market value of real estate and the evaluation of the brand.

Goodwill is disclosed in the consolidated balance sheet in the subgroup of intangible assets. In the Sendas subsidiary, Éxito's direct parent company, goodwill is in the investment subgroup, in the same group of non-current assets.

63

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

14.	Investment property

The detailed information on property and equipment, have not changed significantly and was presented in the annual financial statements for 2019, in note 14.

	Consolidated
	Balance at 12.31.2019	Additions	Depreciation	Assets held for sale and discontinued operations (*)	Transfers	Balance at 06.30.2020

Land	533	-	-	106	-	639
Buildings	2,320	2	(30)	464	14	2,770
Construction in progress	10	5	-	2	(2)	15
Total	2,863	7	(30)	572	12	3,424

	Consolidated
	Balance at 06.30.2020			Balance at 12.31.2019
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	639	-	639	533	-	533
Buildings	2,924	(154)	2,770	2.412	(92)	2.320
Construction in progress	15	-	15	10	-	10
Total	3,578	(154)	3,424	2.955	(92)	2.863

15.	Property and equipment

The detailed information on intangible assets was presented in the annual financial statements for 2019, in note 15.

	Parent Company
	Balance at 12.31.2019	Additi-ons	Remeasu-rement	Depre-ciation	Write-offs	Transfers (*)	Balance at 06.30.2020

Land	904	-	-	-	4	(188)	720
Buildings	1,026	1	-	(17)	(10)	(131)	869
Leasehold improvements	2,091	46	-	(113)	(7)	(41)	1,976
Machinery and equipment	975	38	-	(85)	(20)	51	959
Facilities	249	1	-	(18)	(1)	(8)	223
Furniture and fixtures	377	19	-	(31)	-	5	370
Construction in progress	119	196	-	-	-	(232)	83
Others	33	8	-	(6)	-	(4)	31
Total	5,774	309	-	(270)	(34)	(548)	5,231

Lease – right of use:
Buildings	3,578	100	219	(208)	(66)	(5)	3,618
	3,578	100	219	(208)	(66)	(5)	3,618
Total	9,352	409	219	(478)	(100)	(553)	8,849

(*) Of this amount, R$404 are transfers to held for sale (see note 32), R$85 for intangibles and R$64 for capital increase with fixed assets (see note 12).

64

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

	Parent Company
	Balance at 12.31.2018	Additi-ons	Remeasu-rement	Depre-ciation	Write-offs	Transfers	Balance at 06.30.2019
							Restated

Land	991	-	-	-	(6)	(16)	969
Buildings	1,179	3	-	(21)	-	(7)	1,154
Leasehold improvements	2,033	14	-	(100)	(17)	139	2,069
Machinery and equipment	861	56	-	(82)	1	66	902
Facilities	275	11	-	(19)	(1)	2	268
Furniture and fixtures	357	21	-	(29)	(7)	19	361
Construction in progress	115	277	-	-	-	(298)	94
Others	32	13	-	(7)	-	(5)	33
Total	5,843	395	-	(258)	(30)	(100)	5,850

Lease – right of use:
Buildings	3,420	4	163	(190)	(51)	-	3,346
Equipment	1	-	-	(1)	-	-	-
	3,421	4	163	(191)	(51)	-	3,346
Total	9,264	399	163	(449)	(81)	(100)	9,196

	Parent Company
	Balance at 06.30.2020			Balance at 12.31.2019
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	720	-	720	904	-	904
Buildings	1,450	(581)	869	1,659	(633)	1,026
Leasehold improvements	3,802	(1,826)	1,976	3,859	(1,768)	2,091
Machinery and equipment	2,511	(1,552)	959	2,445	(1,470)	975
Facilities	557	(334)	223	582	(333)	249
Furniture and fixtures	1,013	(643)	370	992	(615)	377
Construction in progress	83	-	83	119	-	119
Others	147	(116)	31	143	(110)	33
Total	10,283	(5,052)	5,231	10,703	(4,929)	5,774

Lease – right of use:
Buildings	6,686	(3,068)	3,618	6,461	(2,883)	3,578
Equipment	37	(37)	-	37	(37)	-
	6,723	(3,105)	3,618	6,498	(2,920)	3,578
Total	17,006	(8,157)	8,849	17,201	(7,849)	9,352

65

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

Consolidated
	Balance at 12.31.2019	Additions	Remeasure-ment	Depreciation	Write-offs	Transfers (*)	Foreign Currency translation adjustment	Balance at 06.30.2020

Land	3,770	38	-	-	(195)	(186)	483	3,910
Buildings	3,210	37	-	(69)	(386)	(85)	277	2,984
Leasehold improvements	4,441	376	-	(209)	239	(60)	70	4,857
Machinery and equipment	2,281	124	-	(214)	(22)	56	129	2,354
Facilities	580	17	-	(34)	(25)	(5)	13	546
Furniture and fixtures	1,007	49	-	(94)	(2)	28	57	1,045
Construction in progress	275	329	-	-	(5)	(344)	23	278
Other	74	11	-	(14)	-	3	1	75
Total	15,638	981	-	(634)	(396)	(593)	1,053	16,049

Lease – right of use:
Buildings	7,023	587	1,308	(443)	(213)	-	414	8,676
Equipment	45	11	(7)	(7)	-	-	7	49
Land	3	-	-	-	-	-	1	4
	7,071	598	1,301	(450)	(213)	-	422	8,729
Total	22,709	1,579	1,301	(1,084)	(609)	(593)	1,475	24,778

(*) Of this amount, R$487 are transfers to held for sale (see note 32) and R$88 to intangibles.

66

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

Consolidated
	Balance at 12.31.2018	Additions	Remeasure-ment	Depreciation	Write-offs	Transfers	Assets held for sale and discontinued operations	Balance at 06.30.2019
								Restated

Land	1,366	57	-	-	(6)	9	-	1,426
Buildings	1,773	72	-	(30)	1	37	(1)	1,852
Leasehold improvements	3,843	176	-	(158)	(24)	215	(63)	3,989
Machinery and equipment	1,308	121	-	(122)	(6)	112	(34)	1,379
Facilities	501	31	-	(29)	(3)	27	(24)	503
Furniture and fixtures	595	45	-	(46)	(8)	48	(16)	618
Construction in progress	176	385	-	-	(1)	(492)	63	131
Other	59	15	-	(12)	(1)	6	(4)	63
Total	9,621	902	-	(397)	(48)	(38)	(79)	9,961

Lease – right of use:
Buildings	4,422	71	367	(243)	(69)	(633)	530	4,445
Equipment	9	-	-	(2)				7
	4,431	71	367	(245)	(69)	(633)	530	4,452
Total	14,052	973	367	(642)	(117)	(671)	451	14,413

67

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balance at 06.30.2020			Balance at 12.31.2019
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	3,910	-	3,910	3,770	-	3,770
Buildings	4,103	(1,119)	2,984	4,279	(1,069)	3,210
Leasehold improvements	7,673	(2,816)	4,857	7,065	(2,624)	4,441
Machinery and equipment	5,282	(2,928)	2,354	4,864	(2,583)	2,281
Facilities	1,060	(514)	546	1,065	(485)	580
Furniture and fixtures	2,422	(1,377)	1,045	2,196	(1,189)	1,007
Construction in progress	278	-	278	275	-	275
Other	275	(200)	75	256	(182)	74
	25,003	(8,954)	16,049	23,770	(8,132)	15,638

Lease – right of use:
Buildings	12,778	(4,102)	8,676	10,655	(3,632)	7,023
Equipment	139	(90)	49	128	(83)	45
Land	7	(3)	4	6	(3)	3
	12,924	(4,195)	8,729	10,789	(3,718)	7,071
Total	37,927	(13,149)	24,778	34,559	(11,850)	22,709

15.1.	Capitalized borrowing costs

The amount of consolidated capitalized borrowing costs for the semester ended June 30, 2020 was R$5 (R$8 in the semester ended June 30, 2019).The rate used to determine the borrowing costs eligible for capitalization was 140.78% (102.16% on June 30, 2019) from CDI, corresponding to the effective interest rate on the Company’s borrowings.

15.2.	Additions to intangible assets for cash flow presentation purposes
	Parent Company		Consolidated
	06.30.2020	06.30.2019	06.30.2020	06.30.2019
				Restated

Additions	409	399	1,579	973
Lease	(100)	(4)	(598)	(72)
Capitalized borrowing costs	(1)	(3)	(5)	(16)
Intangible assets financing - Additions	(304)	(304)	(845)	(679)
Intangible assets financing - Payments	394	333	989	794
Total	398	421	1,120	1,000

15.3.Other	information

At June 30, 2020, the Company and its subsidiaries recorded in the cost of sales the amount of R$62 in the parent company (R$58 at June 30, 2019) and R$130 in consolidated (R$68 at June 30, 2019) related to the depreciation of machinery, buildings and facilities related to the distribution centers.

68

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

16.	Intangible assets

The detailed information on 16. Intangible assets was presented in the annual financial statements for 2019, in note 16.

	Parent Company
	Balance at 12.31.2019	Additions	Amortization	Write-offs	Transfers	Balance at 06.30.2020

Goodwill	501	-	-	-	1	502
Commercial rightsl	46	-	-	-	-	46
Software and implementation	749	44	(63)	(1)	85	814
	1,296	44	(63)	(1)	86	1,362
Lease-right of use:
Right of use Paes Mendonça (*)	557	-	(18)	-	(1)	538
Software	56	-	(10)	-	-	46
	613	-	(28)	-	(1)	584
Total	1,909	44	(91)	(1)	85	1,946

	Consolidated
	Balance at 12.31.2019	Additions	Amorti-zation	Write-off	Foreign currency translation adjustment	Transfers	Balance at 06.30.2020

Goodwill	2,875	-	-	-	203	-	3,078
Brands	2,672	-	(1)	-	509	-	3,180
Commercial rights	167	6	-	-	6	-	179
Software	890	79	(82)	(1)	14	89	989
	6,604	85	(83)	(1)	731	89	7,426
Lease-right of use:
Right of use Paes Mendonça (**)	780	-	(22)	-	-	(1)	757
Software	56	1	(10)	-	-	-	47
	836	1	(32)	-	-	-	805
Total	7,440	86	(115)	(1)	732	88	8,230

(*) Related to leases and operations agreements of some stores. The Company has the contractual right to operate these stores for 30 years.

At the parent company, the accumulated cost balance on June 30, 2020 is R$3,647 (R$3,720 on December 31, 2019) and accumulated amortization R$1,701 (R$1,811 on December 31, 2019). In the consolidated, the balance of the accumulated cost on June 30, 2020 is R$10,431 (R$9,698 on December 31, 2019) and accumulated amortization R$2,201 (R$2,258 on December 31, 2019).

69

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

16.1.	Test for recovery of intangibles of indefinite useful life, including Goodwill

Goodwill and intangible assets were tested for impairment as of December 31, 2019 according to the method described in note 15 property and equipment, in the financial statements for the year ended December 31, 2019.

On June 30, 2020, the Company revised the plan used to assess the impairment for operations in Brazil. The recoverable amount is determined by means of a calculation based on the value in use, based on cash projections from financial budgets, which were reviewed and approved by Senior Management for the next three years, considering the premises updated for June 30, 2020.The discount rate applied to cash flow projections is 8.1% on June 30, 2020 (8.4% on December 31, 2019), and cash flows that exceed the three-year period are extrapolated using a growth rate of 3.9% on June 30, 2020 (4.8% on December 31, 2019). As a result of this analysis, there was no need to record a provision for impairment of these assets. See considerations regarding the effects of the COVID-19 pandemic in note 1.2.

In the same way, in relation to the Éxito Group, the projections used for the impairment tests for the financial statements of December 31, 2019 were revisited and updated and the need to recognize impairment of assets was not identified.

16.2.	Additions to intangible assets for cash flow presentation purposes:
	Parent Company		Consolidated
	06.30.2020	06.30.2019	06.30.2020	06.30.2019

Additions	44	60	86	173
Intangible assets financing - Addition	-	-	-	(23)
Intangible assets financing - Payments	-	-	2	47
Total	44	60	88	197

70

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

17.	Borrowings and financing

The detailed information on borrowings and financing was presented in the annual financial statements for 2019, in note 18.

17.1.	Debt breakdown
		Parent Company		Consolidated
	Weighted average rate	06.30.2020	12.31.2019	06.30.2020	12.31.2019

Debentures and promissory note
Debentures and Certificate of Agribusiness Receivables (note 17.4)	CDI + 1.33% per year	4,929	3,978	11,576	11,863
		4,929	3,978	11,576	11,863

Borrowings and financing
Local currency
BNDES	4.04% per year	4	4	23	27
Working capital	CDI + 2.08% per year	1,271	509	2,175	1,008
Working capital	TR + 9.80 % per year	14	15	92	99
Swap contracts (note 17.7)	CDI + 0.03% per year	(2)	(2)	(13)	(12)
Borrowing cost		(16)	(9)	(31)	(22)
		1,271	517	2,246	1,100

Foreign currency (note 17.5)
Working capital	USD + 2.99% per year	1,175	845	1,453	846
Working capital	IBR 3M + 3.7%	-	-	2,298	323
Working capital - Argentina	Pre: 31.10%	-		34	-
Credit letter		-	-	6	12
Swap contracts (note 17.7)	CDI + 0.72% per year	(334)	(15)	(407)	(15)
Swap contracts (note 17.7)	IBR 3M + 3.74%	-	-	(14)	(19)
NDF Contracts - Derivatives		-	-	-	(1)
Borrowing cost		-	-	-	(1)
		841	830	3,370	1,145
Total		7,041	5,325	17,192	14,108

Current assets		334	45	437	73
Noncurrent assets		2	2	13	13
Current liabilities		2,064	2,016	4,328	3,488
Noncurrent liabilities		5,313	3,356	13,314	10,706

71

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

17.2.	Changes in borrowings
	Parent Company	Consolidated
At December 31, 2019	5,325	14,108
Additions - working capital	2,731	5,390
Accrued interest	149	412
Accrued swap	(305)	(377)
Mark-to-market	(5)	(4)
Monetary and exchange rate changes	306	376
Borrowing costs	5	26
Interest paid	(85)	(362)
Payments	(1,081)	(2,620)
Swap paid	1	8
Adjustment in conversion to presentation currency	-	235
At June 30, 2020	7,041	17,192

	Parent Company	Consolidated
At December 31, 2018	4,561	5,286
Additions - working capital	1,099	3,246
Accrued interest	160	297
Accrued swap	4	20
Mark-to-market	(1)	(2)
Monetary and exchange rate changes	3	-
Borrowing costs	4	5
Interest paid	(138)	(277)
Payments	(7)	(2,384)
Swap paid	(2)	(11)
Deconsolidation Via Varejo	(218)	(77)
At June 30, 2019	5,465	6,103

17.3.	Maturity schedule of noncurrent borrowings and financing including derivatives recognized in non-current assets and liabilities
Year	Parent Company	Consolidated

From 1 to 2 years	3,319	5,812
From 2 to 3 years	1,503	3,646
From 3 to 4 years	169	3,010
From 4 to 5 years	169	449
After 5 years	168	443
Subtotal	5,328	13,360

Borrowing costs	(17)	(59)
Total	5,311	13,301

72

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

17.4.	Debentures, Promissory Note and Certificate of Agribusiness Receivables
				Date				Parent Company		Consolidated
	Type	Issue Amount	Outstanding debentures (units)	Issue	Maturity	Annual financial charges	Unit price (in reais)	06.30.2020	12.31.2019	06.30.2020	12.31.2019

14th Issue of Debentures – CBD and CRA	No preference	1,080	1,080,000	04/17/17	04/13/20	96.00% of CDI	-	-	1,091	-	1,091
15th Issue of Debentures – CBD	No preference	800	800,000	01/17/18	01/15/21	104.75% of CDI	1,017	813	821	813	821
16th Issue of Debentures – CBD (1st serie)	No preference	700	700,000	09/11/18	09/10/21	106% of CDI	1,010	707	712	707	712
16th Issue of Debentures – CBD (2nd serie)	No preference	500	500,000	09/11/18	09/12/22	107.4% of CDI	1,010	505	508	505	508
17th Issue of Debentures – CBD	No preference	2,000	2,000,000	01/06/20	01/06/23	CDI + 1.45% per year	1,024	2,048		2,048
4th Issue of Promissory Notes – CBD	No preference	800	800	01/10/19	01/09/22	105.75% of CDI	1,081,078	865	849	865	849
1th Issue of Promissory Notes – Sendas (1nd serie)	No preference	50	1	07/04/19	07/03/20	CDI + 0.72% per year	52,630,285	-	-	53	52
1th Issue of Promissory Notes – Sendas (2nd serie)	No preference	50	1	07/04/19	07/05/21	CDI + 0.72% per year	52,630,285	-	-	53	52
1th Issue of Promissory Notes – Sendas (3nd serie)	No preference	50	1	07/04/19	07/04/22	CDI + 0.72% per year	52,630,285	-	-	53	52
1th Issue of Promissory Notes – Sendas (4nd serie)	No preference	250	5	07/04/19	07/04/23	CDI + 0.72% per year	52,630,285	-	-	263	258
1th Issue of Promissory Notes – Sendas (5nd serie)	No preference	200	4	07/04/19	07/04/24	CDI + 0.72% per year	52,630,285	-	-	211	206
1th Issue of Promissory Notes – Sendas (6nd serie)	No preference	200	4	07/04/19	07/04/25	CDI + 0.72% per year	52,630,285	-	-	211	206
1th Issue of Debentures – Sendas (1nd serie)	No preference	2,000	2,000,000	09/04/19	08/20/20	CDI + 1.60% per year	20	-	-	40	1,001
1th Issue of Debentures – Sendas (2nd serie)	No preference	2,000	2,000,000	09/04/19	08/20/21	CDI + 1.74% per year	876	-	-	1,752	2,044
1th Issue of Debentures – Sendas (3nd serie)	No preference	2,000	2,000,000	09/04/19	08/20/22	CDI + 1.95% per year	1,018	-	-	2,037	2,046
1th Issue of Debentures – Sendas (4nd serie)	No preference	2,000	2,000,000	09/04/19	08/20/23	CDI + 2.20% per year	1,019	-	-	2,037	2,047
Borrowing cost								(9)	(3)	(72)	(82)
								4,929	3,978	11,576	11,863

Current liabilities								870	1,130	1,014	2,287
Noncurrent liabilities								4,059	2,848	10,562	9,576

73

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

17.5.	Borrowings in foreign currencies

On June 30, 2020 GPA had loans in foreign currencies (US dollar and Colombian pesos) to strengthen its working capital, maintain its cash strategy, lengthening its debt profile and make investments.

17.6.Guarantees

The Company has signed promissory notes for some loan contracts.

17.7.Swap	contracts

The Company use swap transactions for 100% of its borrowings denominated in US dollars and fixed interest rates, exchanging these obligations for Real linked to CDI (floating) interest rates. These contracts have the same debt due date and protect the interest and principal and are signed, with the same economic group. The weighted average annual rate of CDI in June 2020 was 4.60% (6.32% in June 30, 2019).

17.8.Financial	covenants

In connection with the debentures and promissory notes and for a portion of borrowings denominated in foreign currencies, GPA is required to maintain certain debt financial covenants. These ratios are quarterly calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) should not exceed the amount of equity and (ii) consolidated net debt/EBITDA ratio should be lower than or equal to 3.25. At June 30, 2020, GPA was in compliance with these covenants.

17.9.Issuance	of debentures

In the first quarter of 2020, occurred the 17th issue of simple debentures, not convertible into shares, in a single series with a nominal value of R$1,000 each, with a maturity of 3 years, in the total amount of R$2,000. Such resources will be used to strengthen working capital and extend the debt profile.

17.10.	Credit lines

 On June 30, 2020 the Company has a pre-approved a credit line of R$250.

74

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

18.	Financial instruments

The detailed information on financial instruments was presented in the annual financial statements for 2019, in note 19.

The main financial instruments and their carrying amounts in the interim financial information, by category, are as follows:

	Parent Company		Consolidated
	Carrying amount		Carrying amount
	06.30.2020	12.31.2019	06.30.2020	12.31.2019

Financial assets:
Amortized cost
Related parties - assets	544	248	119	104
Trade receivables and other receivables	792	531	1,363	924
Others assets	-	-	46	51
Fair value through profit or loss
Cash and cash equivalents	3,056	2,863	7,736	7,954
Financial instruments – Fair value hedge	336	47	460	86
Others assets	-	-	2	2
Fair value through other comprehensive income
Trade receivables with credit card companies and sales vouchers	157	50	276	377
Others assets	-	-	28	19
Financial liabilities:
Other financial liabilities - amortized cost
Related parties -liabilities	(205)	(234)	(200)	(215)
Trade payables	(4,220)	(5,022)	(12,211)	(14,887)
Financing for purchase of assets	(49)	(127)	(101)	(231)
Debentures and promissory notes	(4,929)	(3,978)	(11,576)	(11,863)
Borrowings and financing	(1,259)	(503)	(4,505)	(1,347)
Lease liability	(4,988)	(4,921)	(10,518)	(8,667)
Fair value through profit or loss
Loans and financing (Hedge accounting)	(1,189)	(861)	(1,545)	(945)
Financial instruments – Fair Value Hedge	-	(30)	(23)	(47)
Disco del Uruguay put option (18.3)	-	-	(565)	(466)

The fair value of other financial liabilities detailed in table above approximates the carrying amount based on the existing terms and conditions. The borrowings and financing measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in note 18.3.

18.1.	Considerations on risk factors that may affect the business of the Company and its subsidiaries

(i)	Capital risk management

The main objective of the Company’s capital management is to ensure that the Company sustains its credit rating and a well-defined equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

75

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

There were no changes as to objectives, policies or processes during the half ended on June 30, 2020. The capital structure is presented as follows:

	Parent Company		Consolidated
	06.30.2020	12.31.2019	06.30.2020	12.31.2019

Cash and cash equivalents	3,056	2,863	7,736	7,954
Financial instruments – Fair value hedge	336	17	437	39
Borrowings and financing	(7,377)	(5,342)	(17,626)	(14,155)
Other liabilities with related parties (*)	(238)	(124)	(238)	(124)
Net debt	(4,223)	(2,586)	(9,691)	(6,286)

Shareholders’ equity	(12,566)	(10,940)	(15,620)	(13,511)

Net debt to equity ratio	34%	24%	62%	47%

(*) Represents the trade payable to Greenyellow related purchase of equipment.

(ii)	Liquidity risk management

The Company manages liquidity risk through the daily analysis of cash flows, control of maturities of financial assets and liabilities.

The table below summarizes the payment flow of the Company’s financial liabilities as of June 30, 2020.

a) Parent Company

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	1,225	1,155	374	2,754
Debentures and promissory note	940	4,284	-	5,224
Derivative financial instruments	(326)	(2)	-	(328)
Lease liability	1,028	3,249	6,166	10,443
Trade payables	4,220	-	-	4,220
Total	7,087	8,686	6,540	22,313

b) Consolidated

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	3,364	2,796	472	6,632
Debentures and promissory note	1,269	11,239	314	12,822
Derivative financial instruments	(385)	(14)	(3)	(402)
Lease liability	1,776	6,682	11,143	19,601
Trade payables	12,211	-	-	12,211
Total	18,235	20,703	11,926	50,864

76

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

(iii)	Derivative financial instruments

		Consolidated
		Notional value		Fair value
		06.30.2020	12.31.2019	06.30.2020	12.31.2019
Swap with hedge
Hedge object (debt)		1,158	955	1,545	944

Long position (buy)
Prefixed rate	TR+9.80% per year	127	127	92	99
US$ + fixed	USD+2.99% per year	1,031	828	1,453	846
		1,158	955	1,545	945
Short position (sell)
	CDI + 0.67% per year	(1,158)	(955)	(1,125)	(917)

Hedge position - asset		-	-	420	57
Hedge position - liability		-	-	-	(29)
Net hedge position		-	-	420	28

Realized gains and losses and unrealized gains and losses on these contracts during the half ended on June 30, 2020 are recorded as financial income (expenses), net and the balance receivable at fair value is R$437 (balance payable of R$28 as of December 31, 2019), recorded in line item “Financial Instruments – Fair Value Hedge” in the assets and “Borrowings and financing” in the liabilities.

The effects of hedge at fair value through the result of the semester ended on June 30, 2020 resulted in a gain of R$414 (loss of R$6 on June 30, 2019).

18.2.	Sensitivity analysis of financial instruments

According to the Management’s assessment, the most probable scenario is what the market has been estimating through market curves (currency and interest rates) of B3, on the maturity dates of each transaction.

Therefore, in the probable scenario (I), there is no impact on the fair value of financial instruments. For scenarios (II) and (III), for the sensitivity analysis effect, according to CVM rules, a deterioration of 25% and 50% was taken into account, respectively, on risk variables, up to one year of the financial instruments.

For the probable scenario, weighted exchange rate was R$5.46 on the due date, and the weighted interest rate weighted was 2.07% per year.

In case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating effects are not significant.

The Company disclosed the net exposure of the derivatives financial instruments, corresponding to financial instruments and certain financial instruments in the sensitivity analysis table below, to each of the scenarios mentioned.

77

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

			Market projection
Operations	Risk (CDI variation)	Balance at 06.30.2020	Scenario I	Scenario II	Scenario III

Fair value hedge of fixed rate	CDI + 0.03% per year	(79)	(210)	(213)	(216)
Fair value hedge of exchange rate	CDI + 0.72% per year	(1,046)	(1,095)	(1,101)	(1,112)
Debentures	CDI + 1.33% per year	(11,648)	(11,939)	(12,012)	(12,085)
Bank loans	CDI + 2.08% per year	(2,175)	(2,229)	(2,243)	(2,257)
Total borrowings and financing exposure		(14,948)	(15,473)	(15,569)	(15,670)

Cash and cash equivalents (*)	92.52% of CDI	5,159	5,269	5,296	5,324
Net exposure		(9,789)	(10,204)	(10,273)	(10,346)
Net effect - loss			(415)	(484)	(557)

(*) Weighted average

The Éxito Group's sensitivity test considers the economic environment in which the company operates. In scenario I, the observable rates are used. In scenario II it is considered on increase of 10% and in scenario III it is a decrease of 10%.

Scenario I: Reference Bank Index in Colombia (IBR) available 2.223%.

Scenario II: 0.2223% increase in IBR and for Libor at 90 days an increase of 0.016225%

Scenario III: 0.2223% decrease in IBR and for Libor at 90 days a decrease of 0.016225%

		Maket projection
Transactions	Balance 06.30.2020	Scenario I	Scenario II	Scenario III

Bank loans and swap	2,321	2,264	2,254	2,247

18.3.	Fair value measurements

 The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with CPC 46 (“IFRS13”), which refer to the requirements of measurement and disclosure.

The fair values of cash and cash equivalents, trade receivables and trade payables are equivalent to their carrying amounts.

The table below presents the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, the fair value of which is disclosed in the financial statements:

78

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

	Carrying amount	Fair value
	06.30.2020	06.30.2020	Level
Financial assets and liabilities
Trade receivables with credit card companies and sales vouchers	276	276	2
Swaps of annual rate between currencies	407	407	2
Swaps of annual rate	2	2	2
Forward between Currencies	28	28	2
Borrowings and financing (FVPL)	(1,545)	(1,545)	2
Borrowings and financing and debentures (amortized cost)	(16,081)	(15,042)	2
Disco Del Uruguay put option (*)	(565)	(565)	3
Total	(17,478)	(16,439)

(*) Non-controlling shareholders of Disco del Uruguay S.A. Éxito Group’s subsidiary have a exercisable put option based on a formula that uses data such as net income, EBITDA - earnings before interest, taxes, depreciation and amortization and net debt, in addition to fixed amounts determined in the contract and the exchange variation applicable for conversion to the functional currency. This put option was presented in “Acquisition of minority interest” in current liabilities.

There were no changes between the fair value measurements levels in the half ended on June 30, 2020.

Cross-currency and interest rate swaps and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable market inputs, such as expected interest rate and current and future foreign exchange rate.

79

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

18.4.	Consolidated position of derivative transactions

The Company and its subsidiaries have derivative contracts with the following financial institutions: Itaú BBA, Bradesco, Tokyo Bank, Scotiabank, Credit Agricole Corporate, Bogotá Bank, BBVA, BNP, BBVA, Davivenda, Bancolombia, HSBC and Corficolombia.

The consolidated position of outstanding derivative financial instruments are presented in the table below:

			Consolidated
Risk	Reference value	Due date	06.30.2020	03.31.2019

Debt
USD - BRL	US$ 210	2020	334	16
USD - BRL	US$ 50	2021	73	-
Interest rate - BRL	R$ 21	2026	2	2
Interest rate - BRL	R$ 106	2027	11	10

Derivatives - Fair value hedge - Brazil			420	28

Debt
USD - COP	US$ 53	2020	19	20
USD - COP	US$ 3	2022	2	1
Interest rate - COP	COP 49,950	2020	(1)	(1)
Interest rate - COP	COP 126,879	2021	(3)	(1)
			17	19

Trade payables
EUR - COP	EUR 5	2020	-	-
USD - COP	USD 41	2020	-	(8)
			-	(8)

Derivatives – Éxito Group			17	11

80

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

19.	Taxes and contributions payable and taxes payable in installments

The detailed information on taxes and contributions payable and taxes payable in installments was presented in the annual financial statements for 2019, in note 20.

19.1.       Taxes and contributions payable and taxes payable in installments

	Parent Company		Consolidated
	06.30.2020	12.31.2019	06.30.2020	12.31.2019

Taxes payable in installments - Law 11,941/09	325	354	326	355
Taxes payable in installments – PERT	159	162	159	162
ICMS	65	50	105	96
PIS and COFINS	16	4	24	7
Provision for income tax and social contribution	-	-	187	-
Withholding Income Tax	3	1	5	1
INSS	7	1	13	6
Other	7	7	24	60
Taxes – Éxito Group	-	-	395	220
	582	579	1,238	907

Current	243	203	898	531
Noncurrent	339	376	340	376

19.2.       Maturity schedule of taxes payable in installments in noncurrent liabilities:

Parent Company and Consolidated
From 1 to 2 years	71
From 2 to 3 years	69
From 3 to 4 years	117
From 4 to 5 years	8
After 5 years	75
340

81

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

20.	Income tax and social contribution

20.1. Income tax and social contribution expense reconciliation

The detailed information on income tax and social contribution was presented in the annual financial statements for 2019, in note 21.

	Parent Company		Consolidated
	06.30.2020	06.30.2019	06.30.2020	06.30.2019
		Restated		Restated
Income before income tax and social contribution	133	96	331	277
Expense of income tax and social contribution at the nominal rate	(32)	(23)	(122)	(120)
Tax penalties	(6)	(5)	(6)	(6)
Share of profit of associates	55	84	4	(3)
Interest on own capital (*)	-	57	-	57
Tax benefits	-	7	10	15
Other permanent differences	-	(12)	2	(20)
Effective income tax and social contribution	17	108	(112)	(77)

Income tax and social contribution for the period:
Current	21	155	(290)	(78)
Deferred	(4)	(47)	178	1
Deferred income tax and social contribution expense	17	108	(112)	(77)
Effective rate	12.78%	-112.50%	33.84%	27.80%

CBD does not pay social contribution based on a final favorable court decision in the past, therefore its nominal rate is 25%.

(*) Effect of income tax on interest on own capital paid.

82

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

20.2.	Breakdown of deferred income tax and social contribution
	Parent Company
	06.30.2020			12.31.2019
	Asset	Liability	Net	Asset	Liability	Net

Tax losses and negative basis of social contribution	151	-	151	140	-	140
Provision for risks	225	-	225	212	-	212
Goodwill tax amortization	-	(123)	(123)	-	(123)	(123)
Mark-to-market adjustment	-	(8)	(8)	-	(4)	(4)
Intangible, property and equipment	-	(159)	(159)	-	(149)	(149)
Unrealized gains with tax credits	-	(98)	(98)	-	(101)	(101)
Net leasing of the right to use	281	-	281	252	-	252
Other	11	-	11	58	-	58
Deferred income tax and social contribution assets (liabilities)	668	(388)	280	662	(377)	285

Compensation	(388)	388	-	(377)	377	-
Deferred income tax and social contribution assets (liabilities), net	280	-	280	285	-	285

	Consolidated
	06.30.2020			12.31.2019
	Asset	Liability	Net	Asset	Liability	Net

Tax losses and negative basis of social contribution	636	-	636	538	-	538
Provision for risks	372	-	372	321	-	321
Goodwill tax amortization	-	(627)	(627)	-	(604)	(604)
Mark-to-market adjustment	-	(7)	(7)	-	(7)	(7)
Intangible, property and equipment	-	(1,172)	(1,172)	-	(967)	(967)
Unrealized gains with tax credits	97	(259)	(162)	82	(322)	(240)
Net leasing of the right to use	433	-	433	353	-	353
Cash flow hedge	-	(72)	(72)	-	(80)	(80)
Other	56	-	56	100	-	100
Presumed tax on equity - Éxito	234	-	234	192	-	192
Deferred income tax and social contribution assets (liabilities)	1,828	(2,137)	(309)	1,586	(1,980)	(394)

Compensation	(1,466)	1,466	-	(1,232)	1,232	-
Deferred income tax and social contribution assets (liabilities), net	362	(671)	(309)	354	(748)	(394)

(*) Originating mainly from the added value of Éxito. See note nº13.

83

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

The Company estimates to recover these deferred tax assets as follows:

	Parent Company	Consolidated
Year
Up to one year	151	308
From 1 to 2 years	93	194
From 2 to 3 years	40	194
From 3 to 4 years	40	219
From 4 to 5 years	40	203
Above 5 years	304	710
	668	1,828
20.3.Changes	in deferred income tax and social contribution
	Parent Company		Consolidated
	06.30.2020	06.30.2019	06.30.2020	06.30.2019
		Restated		Restated
At the beginning of the period	285	266	(394)	(225)
Effects on net income:
Expense for the period – continuing operations	(4)	(47)	178	1
Expense for the period – discontinued operations	-	-	-	(122)
Income tax related to OCI - discontinued operations	-	54	-	316
Effects on net equity:			-
Income tax on other comprehensive income - Continued operations	-	2	-	3
Conversion currency adjustment	-	-	(92)	-
Assets held for sale and discontinued operations	-	-	-	122
Other	(1)	-	(1)	(2)
At the end of the period	280	275	(309)	93

84

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

21.	Provision for contingencies

Detailed information on the provision for legal claims was presented in the 2019 annual financial statements, in note 22.

The provision for contingencies is estimated by the Company’s management, supported by its legal counsel. The provision was recognized in an amount considered sufficient to cover probable losses.

21.1.Parent	Company

	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2019	617	236	87	940

Additions	14	52	27	93
Payments	(2)	(35)	(31)	(68)
Reversals	(15)	(29)	(13)	(57)
Monetary adjustment	2	14	8	24
Balance at June 30, 2020	616	238	78	932

	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2018	679	231	77	987

Additions	91	57	22	170
Payments	(2)	(25)	(12)	(39)
Reversals	(120)	(45)	(14)	(179)
Monetary adjustment	10	14	9	33
Balance at June 30, 2019	658	232	82	972

21.2.Consolidated
	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2019	841	319	145	1,305

Additions	15	58	39	112
Payments	(6)	(36)	(42)	(84)
Reversals	(17)	(35)	(22)	(74)
Monetary adjustment	3	18	9	30
Foreign currency translation adjustment	15	3	3	21
Balance at June 30, 2020	851	327	132	1,310

	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2018	828	291	116	1,235

Additions	107	369	114	590
Payments	(2)	(296)	(66)	(364)
Reversals	(237)	(144)	(62)	(443)
Monetary adjustment	9	48	15	72
Deconsolidation Via Varejo	111	28	6	145
Balance at June 30, 2019	816	296	123	1,235

85

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

21.3.	Tax

As per prevailing legislation, tax claims are subject to monetary indexation, which refers to an adjustment to the provision based on tax to the indexation rates used by each tax jurisdiction. In all cases, both the interest charges and fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

ICMS

The Federal Supreme Court ("STF") on October 16, 2014 decided that ICMS taxpayers that trade products included in the “basked of food staples” have no right to fully utilize the ICMS credits. The Company, with the assistance of its legal counsel, decided to record a provision for this matter amounting to R$48 as of June 30, 2020 (R$50 as of December 31, 2019) since this claim was considered a “probable” loss. The amounts accrued represent Management’s best estimate of the probable cash disbursement to settle this claim. On May 9, 2019, the STF upheld the previous understanding and did not comply with the request for modulation of the effects of the decision. However, such a decision did not have a major impact on the Company's financial information, since the amount was already provisioned in its entirety.

Additionally, there are cases assessed by São Paulo State tax authorities related to the refund of ICMS over tax substitution without proper compliance with accessory tax obligations introduced by CAT Administrative Rule 17. Considering recent court decisions occurred in 2020, the Company accrued R$274 (R$268 in December 31, 2019) representing the best estimation of probable loss evaluated by management based on documentation evidence aspect of the claims.

Supplementary Law 11/2001

The Company claims in court the eligibility to not pay the contributions provided for by Supplementary Law 110/2001, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount as of June 30, 2020 is R$99 (R$96 in December 31, 2019).

Other contingent tax claims

Other tax claims remained, which, according to the analysis of its legal advisors, were provisioned by the Company. These refer to: (i) challenge on the non-application of the Accident Prevention Factor - FAP; (ii) challenge on the State Finance Department on the ICMS tax rate calculated on electric energy bills; (iii) undue credit (iv) no social charges on benefits granted to its employees, due to an unfavorable decision in the Court (v) other minor issues. The amount accrued for these matters as of June 30, 2020 is R$340 (R$349 as of December 31, 2019).

Éxito Group

The subsidiary Éxito and its subsidiaries discuss tax issues related to value added tax, property tax and industry and commerce taxes in the amount of R$90 on June 30, 2020 (R$78 as of December 31, 2019).

86

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

21.4.	Labor

The Company and its subsidiaries are parties to various labor lawsuits mainly due to termination of employees in the ordinary course of business. At June 30, 2020, the Company recorded a provision of R$327 (R$319 as of December 31, 2019. Management, with the assistance of its legal counsel, assessed these claims and recorded a provision for losses when reasonably estimable, based on past experiences in relation to the amounts claimed.

21.5.Civil,	regulatory and others

The Company and its subsidiaries are parties to civil lawsuits at several court levels (indemnities and collections, among others) and at different courts. The Company’s management records provisions in amounts considered sufficient to cover unfavorable court decisions, when its legal counsel considers the loss as probable.

Among these lawsuits, we point out the following:

•	The Company and its subsidiaries are parties to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company recognizes a provision for the difference between the amount originally paid by the stores and the amounts claimed by the adverse party in the lawsuit, when internal and external legal counsel consider that it is probable that the rent amount will be changed by the company. As of June 30, 2020, the amount accrued for these lawsuits is R$50 (R$68 as of December 31, 2019), for which there are no escrow deposits.
•	The Company and its subsidiaries are parties to legal claims related to penalties applied by regulatory agencies, from the Federal, State and Municipal Administrations, among which includes Consumer Protection Agencies (Procon), National Institute of Metrology, Standardization and Industrial Quality (INMETRO) and Municipalities and some lawsuits involving contract terminations with suppliers. Company supported by its legal counsel, assessed these claims, and recorded a provision according to probable cash expending and estimative of loss .On June 30, 2020 the amount of this provision is R$27 (R$24 on December 31, 2019).
•	The subsidiary Éxito and its subsidiaries respond to certain lawsuits related to civil liability cases, lawsuits for rental conditions and other matters in the amount of R$16 on June 30, 2020 (R$17 on December 31, 2019).

•         In relation to the provisioned amounts remaining for other civil jurisdiction matters on June 30, 2020, it is R$39 (R$36 on December 31, 2019).

Total civil lawsuits and others as of June 30, 2020 amount to R$132 (R$145 as of December 31, 2019).

87

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

21.6.	Non-accrued contingent liabilities

The Company has other litigations which have been analyzed by the legal counsel and considered as possible loss and, therefore, have not been accrued. The possible litigations updated balance without indemnization from shareholders is of R$11,038 as June 30, 2020 (R$10,829 in December 31, 2019), and are mainly related to:

•	INSS (Social Security Contribution) – GPA was assessed for non-levy of payroll charges on benefits granted to its employees, among other matters, for which possible loss amounts to R$458, as June 30, 2020 (R$453 as of December 31, 2019). The lawsuits are under administrative and court discussions.
•	IRPJ, withholding income tax - IRRF, CSLL, tax on financial transactions - IOF, withholding income tax on net income – GPA has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions, payment divergences and overpayments; fine for failure to comply with accessory obligations, among other less significant taxes. The amount involved is R$1,047 as of June 30, 2020 (R$1,055 as of December 31, 2019).
•	COFINS, PIS and IPI – the Company has been challenged about offsets of IPI credits acquired from third parties with a final and an-appeal over the decision, fine for failure to comply with accessory obligations, disallowance of COFINS and PIS credits, among others less significant taxes. These lawsuits await decision at the administrative and court levels. The amount involved in these assessments is R$1,998 in June 30, 2020 (R$2,022 as of December 31, 2019).
•	ICMS – GPA received tax assessment notices by the State tax authorities regarding: (i) utilization of electric energy credits; (ii) purchases from suppliers considered not qualified in the State Finance Department registry; (iii) levied on its own operation of merchandise purchase (own ICMS)) – article 271 of ICMS by-law; (iv) resulting from sale of extended warranty, (v) resulting from financed sales; and (vi) among other matters. The total amount of these assessments is R$6,868, as of June 30, 2020 (R$6,773 as of December 31, 2019), which await a final decision at the administrative and court levels.
•	Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), rates, and others – these refer to assessments on withholdings of third parties, IPTU payment divergences, fines for failure to comply with accessory obligations, ISS and sundry taxes, in the amount of R$177 in June 30, 2020 (R$123 as of December 31, 2019), which await decision at the administrative and court levels.
•	Other litigations – these refer to administrative proceedings and lawsuits in which the Company claims the renewal of rental agreements and setting of rents according to market values and actions in the civil court, special civil court, Consumer Protection Agency - PROCON (in many States), Institute of Weights and Measure - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, among others, amounting to R$407 in June 30, 2020 (R$403 as of December 31, 2019).
•	The subsidiary Éxito and its subsidiaries have an amount of R$83 of lawsuits with probability of possible losses on June 30, 2020 (R$72 as of December 31,2019), mostly related to tax matters.

The Company has litigations related to challenges by tax authorities on the income tax payment, for which, based on management and legal assessment, the Company has the right of indemnization from its former and current shareholders, related to years from 2007 to 2013, under allegation that had improper deduction of goodwill amortizations. These assessments amount R$1,423 in June 30, 2020 (R$1,409 in December 31, 2019).

88

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

The Company is responsible for the legal processes of GLOBEX prior to the association with Casas Bahia (Via Varejo). As of June 30, 2020, the amount involved in tax proceedings is R$451 (R$484 as of December 31, 2019).

The Company engages external attorneys to represent it in the tax assessments, whose fees are contingent upon a percentage to be applied to the amount of success in the final outcome of these lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and as of June 30, 2020 the estimated amount, in case of success in all lawsuits, is approximately R$204 (R$205 as of December 31, 2019).

21.7.Restricted	deposits for legal proceedings

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made judicial deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

	Parent Company		Consolidated
	06.30.2020	12.31.2019	06.30.2020	12.31.2019
Tax	134	172	200	242
Labor	424	424	465	474
Civil and other	34	43	67	79
Total	592	639	732	795
21.8.	Guarantees
	Consolidated
Lawsuits	Property and equipment		Letter of Guarantee		Total
	06.30.2020	12.31.2019	06.30.2020	12.31.2019	06.30.2020	12.31.2019

Tax	750	843	10,300	9,162	11,050	10,005
Labor	-	-	776	539	776	539
Civil and other	9	11	530	469	539	480
Total	759	854	11,606	10,170	12,365	11,024

The cost of guarantees (letters of guarantee and guarantee insurance) is approximately 0.52% per year of the amount of the lawsuits and is recorded as expense.

89

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

21.9.	Deduction of ICMS from the calculation basis for PIS and COFINS

Since the adoption of the non cumulative regime to calculate PIS and COFINS, the Group has challenged the right to deduct ICMS taxes from the calculation basis for PIS and COFINS. On March 15, 2017, the Supreme Court ruled that ICMS should be excluded from the calculation basis of PIS and COFINS.

Since the decision of the Supreme Court on March 15, 2017, the proceedings have been brought forward by our legal advisors without any change in management's judgment, but without the final decision on the appeal filed by the prosecution. The Company and its advisors estimate that the decision on this appeal will not limit the right of the lawsuit filed by the Company, however, the elements of the lawsuit are still pending decision and do not allow the recognition of assets related to the credits to be raised since filing of the lawsuit in 2003. The subsidiaries that had the final and unappealable process recorded in 2019 the amount of R$368, of which R$176 in the financial result. The Company also estimates the potential value of the credits in the amount of R$1,198.

In addition, based on an association agreement signed between GPA and the Klein family after the formation of Via Varejo, GPA has the legal right to obtain the refund of tax credits from Via Varejo resulting from the exclusion of ICMS from the calculation bases of PIS and COFINS, related to the operations of the subsidiary Globex (former corporate name of Via Varejo) for the periods between 2003 and 2010. Via Varejo was unappealable in May 2020.

In the period ended June 30, 2020, Via Varejo had the final and unappealable process. CBD has already recognized, based on the documentation analyzed so far, R$158 of credit for the period it is legally entitled to, according to the association agreement. The credit is recognized in the net result of discontinued operations. Pending a complete justification to be provided by Via Varejo on the credits underlying this right, today the Company still has a remaining unrecorded right of R$350.

21.10.	Arbitration Península

On September 12, 2017, the Company received a notice from the Brazil-Canada Chamber of Commerce regarding a request for arbitration (“Proceeding”) filed by Banco Ourinvest S.A., a financial institution, in its capacity as fund manager and acting in the exclusively interest of the quotaholders of Fundo de Investimento Imobiliário Península ("Península and the “Proceeding").

The Proceeding aims to discuss the calculation of the rental fees and other operational matters related to the stores owned by Peninsula, which are under several lease agreements and contracts entered into between the Company and Peninsula during 2005 (the "Agreements"). The Agreements assure to CBD the rent of the stores for a period of twenty (20) years, which may be extended for an additional 20-year term, at CBD’s discretion, and rules the calculation of the rental fees.

The Proceeding refers to certain terms and conditions of the Agreements and does not affect the continuity of the leasing of the stores, which are contractually assured. The amounts on which the Company is exposed can not be determined with reasonable certainty based on the current stage of the arbitral process. Management assessed the arbitration as possible loss, based on the opinion provided by the external legal counsel.

90

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

22.	Lease liability
22.1.Leasing	obligations

The detailed information on leasing obligations were presented in the annual financial statements for 2019, in note 23.1.

Lease liability amounted to R$10,518 as of June 30, 2020 (R$8,667 as of December 31, 2019), as shown in the table below:

	Parent Company		Consolidated
	06.30.2020	12.31.2019	06.30.2020	12.31.2019

Lease liability –minimum rental payments:
Up to 1 year	518	533	943	937
1 - 5 years	1,682	1,663	3,691	2,936
Over 5 years	2,788	2,725	5,884	4,794
Present value of lease agreements	4,988	4,921	10,518	8,667

Future charges	5,455	5,466	9,083	8,007
Future value of lease agreements	10,443	10,387	19,601	16,674

The interest expense on lease liability is presented in note 28. The incremental interest rate of the Company and its subsidiaries at the date of signing of the agreements was 10.16% in the quarter ended June 30, 2020 (13.01% as of June 30, 2019).

22.2.Movement	of leasing liability

	Parent Company	Consolidated
At December 31, 2019	4,921	8,667
Additions	100	598
Remeasurement	219	1,301
Accrued interest	263	462
Payments	(484)	(848)
Anticipated lease contract closure	(22)	(114)
Transfer to subsidiary	(9)	-
Conversion currency adjustment	-	452
At June 30, 2020	4,988	10,518

Current	518	943
Noncurrent	4,470	9,575

91

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

	Parent Company	Consolidated
At December 31, 2018	4,670	5,787
Additions	4	72
Remeasurement	163	367
Accrued interest	269	505
Exchange and monetary variation	-	1
Payments	(451)	(945)
Anticipated lease contract closure	(71)	(94)
Liabilities related to assets held for sale and discontinued operations (note 31)	-	136
At June 30, 2019	4,584	5,829

Current	438	531
Noncurrent	4,146	5,298
22.3.Lease	expense on variable rents, low value assets and short-term agreements

	Parent Company		Consolidated
	06.30.2020	06.30.2019	06.30.2020	06.30.2019
Expenses (income) for the period:		Restated		Restated
Variable (0.1% to 4.5% of sales)	32	14	44	15
Sublease rentals (*)	(78)	(95)	(86)	(104)

(*) Refers to lease agreements receivable from commercial shopping malls.

23.	Deferred revenue

The deferred revenue recorded by Company and its subsidiaries as a liability for the anticipation of amounts received from business partners on exclusivity in the intermediation of additional or extended warranty services, and the amounts for the rental of back lights for exhibition of products from its suppliers, they are recognized in the income for the year by proving the provision of service in the sale of these guarantees to business partners.

The detailed information on deferred revenue was presented in the annual financial statements for 2019, in note 24.

	Parent Company		Consolidated
	06.30.2020	12.31.2019	06.30.2020	12.31.2019

Future revenue agreement	17	10	107	10
Additional or extended warranties	14	16	14	16
Services rendering agreement - Allpark	9	9	9	9
Revenue from credit card operators and banks	14	42	61	84
Back lights	-	-	74	142
Gift Card	5	6	77	99
Others	1	1	47	31
	60	84	389	391
Current
Noncurrent	40	60	368	365
	20	24	21	26

92

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

24.	Shareholders’ equity

The detailed information on shareholders’ equity were presented in the annual financial statements for 2019, in note 25.

24.1.Capital	stock

The subscribed and paid-up capital as of June 30, 2020 is represented by 268,049 (267,997 as of December 31, 2019) thousands of registered shares with no par value. On March 2, the process of converting preferred shares into common shares was completed and GPA started trading on the Novo Mercado

The Company is authorized to increase its capital stock up to the limit of 400,000 thousands of shares, regardless of any amendment to the Company’s Bylaws, upon resolution of the Board of Directors, which will establish the terms and conditions.

At the Board of Directors’ Meetings held on February 19, 2020, March 24, 2020 and May 13, 2020, it was approved a capital increase of R$2 (R$32 on December 31, 2019) through the issuance of 52 thousands common shares (1,152 thousands of preferred shares on December 31,2019). On June 30, 2020, the capital stock is R$ 6,859 (R$ 6,857 on December 31, 2019).

24.2.Stock	option plan for common shares current
				06.30.2020
				Number of options (in thousands)
Series granted	Grant date	1st date of exercise	Exercise price at the grant date	Granted	Exercised	Cancelled	Total in effect
Series B4	05/31/17	05/31/20	0.01	537	(225)	(55)	257
Series C4	05/31/17	05/31/20	56.78	537	(222)	(57)	258
Series B5	05/31/18	05/31/21	0.01	594	(131)	(41)	422
Series C5	05/31/18	05/31/21	62.61	594	(127)	(44)	423
Series B6	05/31/19	05/31/22	0.01	434	(5)	(19)	410
Series C6	05/31/19	05/31/22	70.62	331	(5)	(20)	306
				3,027	(715)	(236)	2,076

The changes of the quantity of exercised options, the weighted average of the exercise price, and the weighted average of the remaining term are presented at the chart below:

	Options	Weighted average of exercise price	Weighted average of remaining contractual term
	in thousands	R$
At December 31, 2019	2,153	30.25	1.50

Cancelled during the period	(16)	38.90
Exercised during the period	(61)	28.03
Outstanding at the end of the period	2,076	30.24	1.04
At June 30, 2020	2,076	30.24	1.04

The recorded amounts at the Parent Company and Consolidated’s statement of operations at the June 30, 2020 were R$12 (R$27 at the December 31, 2019).

93

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

24.3.	Other comprehensive income

Foreign exchange variation of investment abroad

Cumulative effect of exchange gains and losses on the translation of assets, liabilities and profit (loss) of (i) Euros to Brazilian reais, corresponding to the investment in subsidiary Cnova N.V generating a loss of R$142 and (ii) Colombian pesos to Reais, corresponding to the investment by CBD Sendas in the subsidiary Éxito generating a gain of R$1.144. The total effect in the Parent Company was R$1,302 (R$151 on December 31, 2019).

25.	Revenue from the sale of goods and/or services

The detailed information on revenue from the sale of goods and/or services were presented in the annual financial statements for 2019, in note 26.

	Parent Company		Consolidated
	06.30.2020	06.30.2019	06.30.2020	06.30.2019
Gross sales
Goods	14,717	13,597	43,950	27,959
Services rendered	199	188	784	210
Sales returns and cancellations	(103)	(95)	(177)	(123)
	14,813	13,690	44,557	28,046

Taxes on sales	(1,287)	(1,065)	(4,109)	(2,256)
Net operating revenues	13,526	12,625	40,448	25,790

26.	Expenses by nature

The detailed information on expenses by nature were presented in the annual financial statements for 2019, in note 27.

	Parent Company		Consolidated
	06.30.2020	06.30.2019	06.30.2020	06.30.2019
		Restated		Restated

Cost of inventories	(9,399)	(8,505)	(30,486)	(19,379)
Personnel expenses	(1,560)	(1,648)	(3,621)	(2,457)
Outsourced services	(239)	(236)	(531)	(332)
Functional expenses	(582)	(698)	(1,337)	(973)
Selling expenses	(491)	(476)	(1,029)	(662)
Other expenses	(324)	(220)	(771)	(304)
	(12,595)	(11,783)	(37,775)	(24,107)

Cost of sales	(10,046)	(9,128)	(31,781)	(20,172)
Selling expenses	(2,209)	(2,290)	(4,985)	(3,411)
General and administrative expenses	(340)	(365)	(1,009)	(524)
	(12,595)	(11,783)	(37,775)	(24,107)

94

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

27.	Other operating expenses, net

The detailed information on other operating expenses, net were presented in the annual financial statements for 2019, in note 28.

	Parent Company		Consolidated
	06.30.2020	06.30.2019	06.30.2020	06.30.2019
		Restated		Restated

Tax installments and other tax risks	(28)	(61)	(39)	(71)
Restructuring expenses (*)	(189)	(48)	(278)	(50)
Losses on disposals of fixed assets (**)	241	3	209	(1)
Covid-19 spending on prevention(***)	(82)	-	(198)	-
Others	(2)	-	(2)	-
Total	(60)	(106)	(308)	(122)

(*) amounts related to restructuring expenses in Brazilian operations and expenses in the acquisition of Éxito Group.

(**) The result of fixed assets was mainly impacted by the Sale and Leaseback operations in the amount of R$64 (see note 1.3), the sale of 3 stores in the city of Curitiba in the amount of R $ 68 and the partial sale of 1 non-core property in the city of São Paulo in the amount of R$138 (see note 32).

(***) Expenses incurred as a result of the pandemic refer to the purchase of individual protection and store adaptation items, overtime expenses, expenses with internal and external communication, incremental expenses with transportation and cleaning services and sanitation.

28.	Financial income (expenses), net

The detailed information on financial income (expenses), net, net were presented in the annual financial statements for 2019, in note 29.

	Parent Company		Consolidated
	06.30.2020	06.30.2019	06.30.2020	06.30.2019
		Restated		Restated
Finance expenses:
Cost of debt	(146)	(162)	(394)	(185)
Cost of discounting receivables	(35)	(53)	(58)	(77)
Monetary restatement loss	(102)	(64)	(208)	(67)
Interest on lease liability	(260)	(259)	(462)	(323)
Other finance expenses	(42)	(41)	(138)	(53)
Total financial expenses	(585)	(579)	(1,260)	(705)

Financial income:
Income from short term investments	48	8	127	10
Monetary restatement gain	82	54	227	89
Other financial income	3	4	7	5
Total financial income	133	66	361	104

Total	(452)	(513)	(899)	(601)

The gains or losses on derivative financial instruments are recorded as cost of debt and disclosed in Note 18.

95

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

29.	Earnings per share

The information on earnings per share was presented in the annual financial statements for 2019, in note 30.

The table below presents the determination of net income available to holders of common shares and the weighted average number of common shares outstanding used to calculate basic and diluted earnings (loss) per share in each reporting period. After the migration process to the new market, the Company has a single class of shares and is restating 2019 with this consideration.

	06.30.2020	06.30.2019
		Restated
Basic numerator
Net income allocated to common shareholders – continued operations	150	200
Net income allocated to common shareholders - discontinued operations	54	344
Net income allocated to common shareholders	204	544

Basic denominator (millions of shares)
Weighted average of shares	268	267

Basic earnings per millions of shares (R$) – continued operations	0.54146	0.75011
Basic earnings per millions of shares (R$) - discontinued operations	0.20165	1.29019
Basic earnings per millions of shares (R$) - total	0.74311	2.04031

Diluted numerator
Net income allocated to common shareholders – continued operations	150	200
Net income allocated to common shareholders - discontinued operations	54	344
Net income allocated to common shareholders	204	544

Diluted denominator
Weighted average of shares (in millions)	268	267
Stock option	1	1
Diluted weighted average of shares (millions)	269	268

Diluted earnings per millions of shares (R$) – continued operations	0.54044	0.74905
Diluted earnings per millions of shares (R$) – discontinued operations	0.20127	1.28847
Diluted earnings per millions of shares (R$) – total	0.74171	2.03752

96

30.	Segment information

The information on segment information was presented in the annual financial statements for 2019, in note 31.

Management considers the following segments:

•	Food retail – includes the banners “Pão de Açúcar”, “Extra Hiper”, “Extra Supermercado” / “Mercado Extra”, “Minimercado Extra”, “Minuto Pão de Açúcar”, “Posto Extra, “ Compre Bem”, “Drogaria Extra” and “GPA Malls”.
•	Cash & Carry – includes the brand “ASSAÍ”.
•	Éxito Group - includes the company Éxito (Colômbia) and its subsidiaries Libertad (Argentina) and Disco Del Uruguay (Uruguay). Éxito operates the brands Surtimax, Super Inter, and Carulla.

The electronics and electronic commerce segments were sold and are presented as discontinued operations on June 30, 2019. The other businesses are composed of the results of James, Cheftime, Stix and Cnova N.V. Both segments are maintained in this note for purposes of reconciliation with the consolidated financial statements.

The eliminations of the result and balance sheet are presented within the segment itself.

The debentures for the acquisition of Éxito and the interest on them were considered in the Éxito Group, as well as other expenses related to the acquisition.

Information on the Company’s segments as of June 30, 2020 is included in the table below:

97

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

Description	Retail		Cash & Carry		Éxito Group		Assets held for sale and discontinued operations		Others businesses		Total
	06.30.2020	06.30.2019	06.30.2020	06.30.2019	06.30.2020	06.30.2019	06.30.2020	06.30.2019	06.30.2020	06.30.2019	06.30.2020	06.30.2019
		Restated		Restated				Restated				Restated

Net operating revenue	14,064	12,931	16,029	12,859	10,331	-	-	-	24	-	40,448	25,790
Gross profit	3,575	3,559	2,550	2,059	2,535	-	-	-	7	-	8,667	5,618
Depreciation and amortization	(524)	(472)	(233)	(184)	(339)	-	-	-	(3)	-	(1,099)	(656)
Share of profit of subsidiaries and associates	51	38	-	-	(41)	-	-	-	(46)	(65)	(36)	(27)
Operating income	460	323	733	628	137	-	-	-	(100)	(73)	1,230	878
Net financial expenses	(453)	(507)	(127)	(94)	(318)	-	-	-	(1)	-	(899)	(601)
Profit(loss) before income tax and social contribution	7	(184)	606	534	(181)	-	-	-	(101)	(73)	331	277
Income tax and social contribution	1	98	(198)	(175)	83	-	-	-	2	-	(112)	(77)
Net income (loss) for continued operations	8	(86)	408	359	(98)	-	-	-	(99)	(73)	219	200
Net income (loss) for discontinued operations	54	340	-	-	(1)	-	-	36	1	-	54	376
Net income (loss) of year end	62	254	408	359	(98)	-	-	36	(99)	(73)	273	576

	06.30.2020	12.31.2019	06.30.2020	12.31.2019	06.30.2020	12.31.2019	06.30.2020	12.31.2019	06.30.2020	12.31.2019	06.30.2020	12.31.2019
Current assets	8,695	8,002	5,775	5,290	6,621	6,590	-	-	64	10	21,155	19,892
Noncurrent assets	15,483	15,568	7,814	7,475	18,585	15,030	-	-	49	26	41,931	38,099
Current liabilities	9,295	11,557	3,600	4,317	8,593	7,252	-	-	106	9	21,594	23,135
Noncurrent liabilities	11,967	9,725	3,379	2,295	10,524	9, 324	-	-	2	1	25,872	21,345
Shareholders' equity	2,916	2,288	6,610	6,153	6,089	5,044	-	-	5	26	15,620	13,511

98

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

The Company and its subsidiaries operate primarily as a retailer of food, clothing, home appliances and other products. Total revenues are composed of the following brands:

	06.30.2020	06.30.2019
Assai	16,029	12,859
Extra / Compre Bem	8,421	7,627
Pão de Açúcar	3,671	3,317
Proximidade	762	606
Éxito Group	10,331	-
Stations / Drugstores / Delivery	1,209	1,367
Other business	25	14
Total net operating revenue	40,448	25,790
31.	Non cash transactions

During the half ended June 30, 2020, the Company had transactions that did not represent cash disbursements and, therefore, were not presented in the cash flow statements, as follows:

•       Purchase of fixed assets not paid yet as note 15.2;

•       Purchase of intangible assets not paid yet as per note 16.2;

•       Deferred income tax as per note 20;

•       Additions of provisions for contingencies as per note 21.

32.	Non current assets held for sale and discontinued operations
32.1.Ongoing	transaction to dispose of Via Varejo subsidiary

The detailed information about assets held for sale and discontinued operations were presented in the annual financial statements of 2019, in note 33.

	Parent Company		Consolidated
	06.30.2020	12.31.2019	12.31.2019	12.31.2019

Property/lands held for sale	448	171	554	171
Éxito real estate enterprises	-	-	32	47
Assets held for sale and discontinued operations	448	171	586	218

The company and subsidiaries entered into a Sale and Leaseback agreement, as detailed in note 1.3. The variation in the period is mainly due to the signing of this contract. In addition, the Company entered into a land purchase and sale agreement on September 29, 2018 for R$200, the sale of which was not recognized under IFRS 15 due to the contractual characteristics of long-term payment and title transfer in a future date to be defined by the buyer. In the period ended June 30, 2020, the Company transferred the deed (legal title), at the buyer's request, in accordance with and as provided for in the contract, certain registrations that make up 78% of the land were transferred and recognized a gain of R$138 (see note 27) recorded in the result line with fixed assets. The transaction resulted in the recognition of an amount receivable of R$158, presented in note 8, maturing in September 2023, for which the Company obtained bank guarantee as a guarantee of receipt of such amount.

99

Companhia Brasileira de Distribuição

Notes to the interim financial information
June 30, 2020
(In millions of Brazilian reais, unless otherwise stated)

As disclosed in notes 12.3, on June 14, 2019, the sale of Via Varejo S.A. (“VV”) was concluded, the date on which control of the subsidiary was exercised by its new controlling shareholders.

Below is Via Varejo's summary cash flow statement for the comparative period:

Cash flow:	05.31.2019

Cash flow provided by (used in) operating activities	(2,640)
Net cash provided by (used in) investing activities	(234)
Net cash provided by (used in) financing activities	(651)
Cash variation in the period	(3,525)

The breakdown of profit from discontinued operations presented in the Company's consolidated income statements is as follows:

Income statement	06.30.2020	05.31.2019
		Restated

Net operating revenue	-	10,527
Profit before income tax and social contribution	-	169
Income tax and social contribution	-	(119)
Profit for the period	-	50

Other results from discontinued operations	54	(83)
Gain on the sale of discontinued operations (note 12.3)	-	409
Profit from discontinued operations presented in the consolidated income statement of the Company	54	376

Attributable:
Controlling shareholders of the Company	54	344
Participation of non-controlling shareholders	-	32

Additionally a reclassification was made of incurred costs on Parent Company basically related to indemnity costs of contingences form prior periods to acquisition, paid to Via Varejo. Under IFRS 5, such costs were reclassified to discontinued activities in the amount of R$54 on June 30, 2019 (R$83 on June 30, 2019). The amount of R$54 includes the amount of R$158 corresponding to the right of GPA to receive from Via Varejo the refund of the ICMS exclusion benefit from the PIS and COFINS base of its former subsidiary Globex, after the judgment in these proceedings has become final, referring to the period of 2007 and 2010 (see note 21.9).

100

Other information deemed as relevant by the Company

Shareholder position - 06/30/2020

SHAREHOLDERS 'POSITION OF THE COMPANY'S CONTROLLERS, UP TO THE LEVEL OF INDIVIDUAL
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (Publicly held company)					Shareholding at 06/30/2020 (In units) Total

Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Wilkes Participações S/A	94,019,178	35.08%	0	0.00%	94,019,178	35.08%
Jean-Charles Naouri*	1	0.00%	0	0.00%	1	0.00%
Geant International BV*	9,423,742	3.52%	0	0.00%	9,423,742	3.52%
Segisor*	5,600,050	2.09%	0	0.00%	5,600,050	2.09%
Casino Guichard Perrachon*	2	0.00%	0	0.00%	2	0.00%
King LLC*	852,000	0.32%	0	0.00%	852,000	0.32%
Helicco Participações Ltda.	581,600	0.22%	0	0.00%	581,600	0.22%
BlackRock, Inc.*	17,767,984	6.63%	0	0.00%	17,767,984	6.63%
Board of Directors	563,805	0.21%	0	0.00%	563,805	0.21%
Board of Executive Officers	188,536	0.07%			188,536	0.07%
Fiscal Council	37,078	0.01%	0	0.00%	37,078	0.01%
Treasury Shares	239,060	0.09%	0	0.00%	239,060	0.09%
Others	138,776,461	51.77%	0	0.00%	138,776,461	51.77%
Total	268,049,496	100.00%	0	0.00%	37,078	100.00%
(*) Non-resident company.

DISTRIBUTION OF THE SOCIAL CAPITAL OF THE LEGAL ENTITY (SHAREHOLDER OF THE COMPANY), UP TO THE LEVEL OF THE INDIVIDUAL
WILKES PARTICIPAÇÕES S.A					Shareholding (In units)
Shareholder/Quotaholder	Common Shares		Preferred Shares		Total
	Number	%	Number	Number	%	Number
Casino Guichard Perrachon*	2	0.00%	0	0.00%	2	0.00%
Segisor*	223,698,566	100.00%	0	0.00%	223,698,566	100.00%
Treasury Shares	0	0.00%	0	0.00%	0	0.00%
TOTAL	223,698,568	100.00%	0	0.00%	223,698,568	100.00%
(*) Non-resident company.

DISTRIBUTION OF THE SOCIAL CAPITAL OF THE LEGAL ENTITY (SHAREHOLDER OF THE COMPANY), UP TO THE LEVEL OF THE INDIVIDUAL
SEGISOR					Shareholding (In units)
QUOTAHOLDER	QTD QUOTAS	%	AÇÕES PN	%	Quantidade	%
Casino Guichard Perrachon*	1,774,479,286	100.00%	0	0.00%	1,774,479,286	100.00%
TOTAL	1,774,479,286	100.00%	0	0%	1,774,479,286	100.00%

101

Other information deemed as relevant by the Company

DISTRIBUTION OF THE SOCIAL CAPITAL OF THE LEGAL ENTITY (SHAREHOLDER OF THE COMPANY), UP TO THE LEVEL OF THE INDIVIDUAL
ONPER INVESTIMENTOS 2015 S.L.					Shareholding (In units)
SHAREHOLDER	AÇÕES ON	%	AÇÕES PN	%	Number	%
ALMANACENES ÉXITO S.A.*	3,000	100.00%	0	0.00%	3,000	100.00%
TOTAL	3,000	100.00%	0	0.00%	3,000	100.00%

DISTRIBUTION OF THE SOCIAL CAPITAL OF THE LEGAL ENTITY (SHAREHOLDER OF THE COMPANY), UP TO THE LEVEL OF THE INDIVIDUAL
ALMANACENES ÉXITO S.A.					Posição em (em unidades)
SHAREHOLDER*	AÇÕES ON	%	AÇÕES PN	%	Quantidade	%
Sendas	432.256.668	96.57%	0	0.00%	432.256.668	96.57%
Minority	15.347.648	3.43%	0	0.00%	15.347.648	3.43%
TOTAL	447.604.316	100.00%	0	0.00%	447.604.316	100.00%

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDINGSHARES					Shareholding at 06/30/2020 (In units) Total

Shareholder	Common Shares		Preferred Shares
	Number	%	Number	Number	%	Number
Controlling parties	110,476,573	41.21%	-	-	110,476,573	41.21%

Management
Board of Directors	563,805	0.21%	-	-	563,805	0.21%
Board of Executive Officers	188,536	0.07%	-	-	188,536	0.07%
Fiscal Council	37,078	0.01%	-	-	37,078	0.01%

Treasury Shares	239,060	0.09%	-	-	239,060	0.09%

Other Shareholdersas	156,544,445	58.40%	-	-	156,544,445	58.40%

Total	268,049,496	100.00%	-	-	268,049,496	100.00%

Outstanding Shares	157,333,864	58.70%	-	-	157,333,864	58.70%

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDINGSHARES					Shareholding at 06/30/2019 (In units) Total

Shareholder	Common Shares		Preferred Shares
	Number	%	Number	Number	%	Number
Controlling parties	99,619,230	99.94%	10,857,343	6.49%	110,476,573	41.36%

Management
Board of Directors	-	0.00%	563,804	0.34%	563,804	0.21%
Board of Executive Officers	-	0.00%	35,815	0.02%	35,815	0.01%

Treasury Shares	-	0.00%	232,586	0.14%	232,586	0.09%

Other Shareholdersas	60,621	0.06%	155,709,663	93.02%	155,770,284	58.32%

Total	99,679,851	100.00%	167,399,211	100.00%	267,079,062	100.00%

Outstanding Shares	60,621	0.06%	156,083,802	93.38%	156,369,903	58.55%

[1] Penetration of private-label brands considers the change in perimeter, with integration of all the product categories made by the Company directly in the stores (bakery, butchery, pizzas, etc). Based on the old perimeter, penetration would have reached 14.5%, a 220 bps increase compared to 2Q19.

102

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 30, 2020	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Christophe José Hidalgo Name: Christophe José Hidalgo Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.